Filed Pursuant to Rule 424(b)(3)

Registration Number: 33-102643

Initial Public Offering

PROSPECTUS

Petrol Oil and Gas, Inc.

5,000,000 Shares of Common Stock

$1.00 per share

The Offering

	Per share	Total
Public Price	$1.00	$5,000,000
Commissions	$0	$0
Proceeds to PETROL OIL AND GAS, INC.	$1.00	$5,000,000

Minimum Purchase	100 shares	$100

We are offering to the public a minimum of 500,000 and a maximum of 5,000,000 shares of common stock on a "direct public offering" basis through our officer and directors. We have set a minimum investment of 100 shares ($100). If we do not sell at least the minimum of 500,000 shares by December 31, 2003, the offering will terminate and all money paid for shares will be promptly returned to the purchasers, without interest and without deduction.

This is our initial public offering, and no public market currently exists for our shares. The offering price may not reflect the market price of our shares after the offering. No arrangement has been made to place funds in an escrow, trust, or similar account.

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An investment in our common stock involves a high degree of risk. You should purchase our common stock only if you can afford a complete loss of your purchase. See "Risk Factors" beginning on page 7 for a discussion of material risks that you should consider prior to purchasing any of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________________

THE DATE OF THIS PROSPECTUS IS JULY 29, 2003.

Prospectus Number:	Offeree:

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider the matters discussed in "Risk Factors."

Petrol Oil and Gas, Inc. ("Petrol")

        Petrol was incorporated in the state of Nevada on March 3, 2000 as Euro Technology Outfitters. On August 19, 2002, we entered into an asset purchase agreement with Petrol Energy, Inc., whereby we purchased certain assets, primarily consisting of approximately 289 oil and gas mineral leases, and assumed certain liabilities of Petrol Energy in exchange for 10,918,300 shares of our restricted common stock. On August 20, 2002, following completion of the asset purchase, we amended our articles of incorporation to change our name to Petrol Oil and Gas, Inc.

        We are now structured to become an oil and gas exploration and development company. Our primary business objective is to produce economic quantities of natural gas from buried coal seams, denoted as coal-bed methane (CBM). The first step in our business plan was achieved upon the acquisition of the mineral leases from Petrol Energy. Next we will have to drill and subsequently produce commercial quantities of natural gas and have a ready market in which to sell the produced gas.

        Petrol currently has only two employees and its auditor has issued a going concern qualification in the footnotes to its financial statements. The proceeds of this offering will allow Petrol to hire additional employees and expand its exploration and development program.

Our principal executive office address and phone number is:

PETROL OIL AND GAS, INC.

2300 Patrick Lane, Suite 26

Las Vegas, Nevada 89119

(702) 454-3394.

The Offering

Securities Offered	500,000 shares minimum 5,000,000 shares maximum of common stock

Price Per Share	$1.00

Minimum Purchase	100 shares or $100

Offering Termination Date	December 31, 2003

Common Stock Outstanding
before Offering	14,896,993 shares of common stock

Common Stock Outstanding after Offering	15,396,993 shares - minimum offering 19,896,993 shares - maximum offering

Estimated Net Proceeds	$500,000 - minimum offering $5,000,000 - maximum offering

Use of Proceeds	The proceeds of the offering will be used to repay short-term debt, the purchase of drilling/production equipment, for development drilling and completion costs, and for general corporate purposes, including working capital.

 Glossary

        Throughout this prospectus we may use certain terms or phrases that are specific to the oil and gas industry. We have included a glossary, commencing on page 4, containing these terms and phrases. We encourage you to refer to the glossary to gain a better understanding of industry terms used throughout this prospectus.

(The Balance of This Page Intentionally Left Blank)

SUMMARY FINANCIAL INFORMATION

        The following table sets forth summary financial data derived from our financial statements. The data should be read in conjunction with the financial statements, related notes and other financial information included in this prospectus.

Operating Statement Data:	For the Quarter Ended March 31, 2003 (unaudited)	For the Year Ended December 31, 2002 (audited)	For the Period Ended December 31, 2001 (audited)	March 3, 2000 (inception) to March 31, 2003 (unaudited)

Income Statement Data:
Revenues:	$ --	$ --	$ --	$ --

Professional and consulting fees	85,495	639,508[1]	--	724,832
Salaries	33,750	42,738		76,488
Travel	7,065	10,480	--	17,545
Miscellaneous expense	20,175	10,519	349	37,149

Net Loss	$ (146,485)	$ (703,245)	$ (349)	$ (856,014)

Basic and diluted earnings per share	$ (0.01)	$ (0.08)	$ --	$ (0.12)

Weighted shares outstanding	13,223,882	8,338,208	6,454,360	7,210,255

Balance Sheet Data:	At March 31, 2003 (unaudited)	At December 31, 2002 (audited)	At December 31, 2001 (audited)

Total Assets	$ 628,146	$ 444,792	$ --
Liabilities	157,308	134,969	--
Stockholders' Equity (Deficit)	$ 470,838	$ 309,823	$ --

(The Balance of This Page Intentionally Left Blank)

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1Professional and consulting fees for the year ended December 31, 2002 consisted of fees paid for legal, accounting and other professional services.  Consulting fees were paid to various business consultants that assisted Petrol in its operations.  A substantial portion ($343,650) of the fees referenced were paid in shares of Petrol's common stock and expensed at the fair market value of the shares at the time of issuance.

GLOSSARY

Term	Definition

Adsorb	A process by which molecules are taken up on the surface of a solid by physical or chemical action. Large amounts of gases may be adsorbed on the surface of a porous material such as coal.

Barrel	In the energy industry, a barrel is a unit of volume measurement used for petroleum and is equivalent to 42 U.S. gallons measured at 60 degrees Fahrenheit.

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.

Blowout	An uncontrolled flow of oil, gas, water or mud from a wellbore caused when drilling activity penetrates a rock layer with natural pressures greater than the drilling mud in the borehole.

Coal rank

The classification of coal relative to other coals, according to their degree of metamorphism, or progressive alteration, in the natural series from lignite to anthracite. Synonymous with coal quality.

Coalification process

A progressive process (bacterial decay and heat) that turns decayed plant material (peat) into the various ranks of coal. The first stage (peat to lignite) is decay and the remaining stages are thermal. The major by-products are methane, carbon dioxide, and water.

Completion / Completing

A well made ready to produce oil or natural gas. Completion involves cleaning out the well, running and cementing steel casing in the hole, adding permanent surface control equipment, and perforating the casing so oil or gas can flow into the well and be brought to the surface.

Desorb	The release of materials (e.g., gas molecules) from being adsorbed onto a surface. The opposite of adsorb.

Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.

Division order	A contract for the sale of oil or gas, by the holder of a revenue interest in a well or property, to the purchaser (often a pipeline transmission company).

Drilling

The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, redrilling or reconditioning of a well. Contrast to "Completion" definition.

Drilling logs

Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data.

Exploration

The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase.

Farm out	Assignment or partial assignment of an oil and gas lease from one lessee to another lessee

Gathering line / system	A pipeline that transports oil or gas from a central point of production to a transmission line or mainline.

Gross acre	An acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned

Gross well	A well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

Held-By-Production (HBP)	Refers to an oil and gas property under lease, in which the lease continues to be in force, because of production from the property.

Land services

Services performed by an oil and gas company or agent, or landman, who negotiates oil and gas leases with mineral owners, cures title defects, and negotiates with other companies on agreements concerning the lease.

Logging (electric logging)	Process of lowering sensors into a wellbore to acquire downhole recordings that indicate a well's rock formation characteristics and indications of hydrocarbons

Methane	An organic chemical compound of hydrogen and carbon (i.e., hydrocarbon), with the simplest molecular structure (CH4)

Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill, and produce oil and gas from a piece of land

Natural gas quality

The value of natural gas is calculated by its BTU content. A cubic foot of natural gas on the average gives off 1000 BTU, but the range of values is between 500 and 1500 BTU. Energy content of natural gas is variable and depends on its accumulations which are influenced by the amount and types of energy gases they contain: the more non-combustible gases in a natural gas, the lower the Btu value.

Net acre

A net acre is deemed to exist when the sum of fractional working interests owned in gross acres equals one. The number of net acres is the sum of fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Net well

A net well is deemed to exist when the sum of fractional working interests owned in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Operator

A person, acting for himself or as an agent for others and designated to the state authorities as the one who has the primary responsibility for complying with its rules and regulations in any and all acts subject to the jurisdiction of the state

Pennsylvanian age	Geologic age of sediments deposited 320 to 286 million years ago

Permeability	The property of a rock formation which quantifies the flow of a fluid through the pore spaces and into the wellbore.

Pooled, Pooled Unit

A term frequently used interchangeably with "Unitization" but more properly used to denominate the bringing together of small tracts sufficient for the granting of a well permit under applicable spacing rules.

Proved Reserves

Estimated quantities of crude oil, natural gas, condensate, or other hydrocarbons that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in the future from known reservoirs under existing conditions using established operating procedures and under current governmental regulations.

Further definitions of oil and gas reserves, as defined by the SEC, can be found in Rule 4-10(a)(2)(i)-(iii) and Rule 4-10(a)(3) and (4). These Rules are available at the SEC's website; http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas

Re-completion	Completion of an existing well for production from one formation or reservoir to another formation or reservoir that exists behind casing of the same well.

Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.

Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape

Reservoir Pressure	The pressure at the face of the producing formation when the well is shut-in. It equals the shut in pressure at the wellhead plus the weight of the column of oil in the hole.

Shut-in well	A well which is capable of producing but is not presently producing. Reasons for a well being shut in may be lack of equipment, market or other.

Stratigraphic Trap	A variety of sealed geologic containers capable of retaining hydrocarbons, formed by changes in rock type or pinch-outs, unconformities, or sedimentary features.

Structural Trap	A variety of sealed geologic structures capable of retaining hydrocarbons, such as a faults or a folds.

Tight gas sandstones	Low permeability (having lower capacity to flow fluids through pore spaces) sedimentary rocks with natural gas occuring in the pore spaces. Contrast to high permeability sandstone definition.

Undeveloped acreage	Leased acreage which has yet to be drilled on to test the potential for hydrocarbons.

Unitize, Unitization	Joint operations to maximize produced hydrocarbon recovery among separate operators within a common reservoir

Western Interior Basin	Ancient inland sea and area of sediment deposition which divided North America into two separate landmasses in the Late Cretaceous Period, approximately 75 to 80 million years ago.

Working Interest

The right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

RISK FACTORS

        Investing in our common stock will provide you with an equity ownership in Petrol Oil and Gas, Inc. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares, if any, will be affected by the performance of our business relative to, among other things, competition, market conditions, and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock. As of the date of this filing, our management is aware of the following material risks.

Risks Relating to an Investment in Petrol

We are a development stage company, recently organized and have minimal operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations.

        We have a limited operating history. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. As a result of our recent acquisition of mineral leases we have yet to generate revenues from operations and have been focused on organizational, start-up, market analysis and fund raising activities. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

  our ability to raise adequate working capital;

  success of our development and exploration;

  demand for natural gas and oil;

  the level of our competition;

  our ability to attract and maintain key management and employees; and

  our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

        To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above, along with continually developing ways to enhance our production efforts, when commenced. Despite our best efforts we may not be successful in our development efforts or obtain required regulatory approvals. There is a possibility that some, or all, of our wells may never produce natural gas or oil. Since inception, we have incurred a net loss of $(856,184) and at March 31, 2003 our assets exceeded our liabilities by $470,838.

At this stage of our business operations, even with our good faith efforts, potential investors have a high probability of losing their investment.

        Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

        While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, our actual results may differ substantially from those that are currently anticipated.

Our auditor's report reflects the fact that without realization of additional capital, it would be unlikely for us to continue as a going concern.

        As a result of our deficiency in working capital at December 31, 2002, our auditors have included a paragraph in their report regarding substantial doubt about our ability to continue as a going concern. Our plans in this regard are to seek additional funding through this offering and future equity private placements or debt facilities.

There is no current public market for our common stock; therefore investors in this offering will have a very limited ability to liquidate their investment for any reason.

        As of the date of this prospectus, there is no public market for our common stock. Following completion of this offering we plan to contact an authorized NASD market maker for sponsorship of our securities on the Over-the-Counter Bulletin Board, however our attempts to do so may be unsuccessful. Furthermore, if our securities are not quoted on the Over-the-Counter Bulletin Board or listed or quoted elsewhere, a market may never develop for our common stock or if developed may not be sustained. As a result, investors may be unable to liquidate their investment for any reason.

Because our common stock is deemed a low-priced "Penny" stock, an investment in our common stock should be considered high risk and subject to marketability restrictions.

        Since our common stock is a penny stock, as defined in Rule 3a51-1 under the Securities Exchange Act, it will be more difficult for investors to liquidate their investment even if and when a market develops for the common stock. Until the trading price of the common stock rises above $5.00 per share, if ever, trading in the common stock is subject to the penny stock rules of the Securities Exchange Act specified in rules 15g-1 through 15g-10. Those rules require broker-dealers, before effecting transactions in any penny stock, to:

  Deliver to the customer, and obtain a written receipt for, a disclosure document;

  Disclose certain price information about the stock;

  Disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;

  Send monthly statements to customers with market and price information about the penny stock; and

   In some circumstances, approve the purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules.

        Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell the common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

We may incur substantial write-downs of the carrying value of our gas and oil properties, which would adversely impact our earnings.

        We intend to periodically review the carrying value of our gas and oil properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of proved gas and oil properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at an annual rate of 10%. Application of this "ceiling" test requires pricing future revenue at the un-escalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. We may be required to write down the carrying value of our gas and oil properties when natural gas and oil prices are depressed or unusually volatile, which would result in a charge against our earnings. Once incurred, a write-down of the carrying value of our natural gas and oil properties is not reversible at a later date.

Competition in our industry is intense. We are very small and have an extremely limited operating history as compared to the vast majority of our competitors, and we may not be able to compete effectively.

        We intend to compete with major and independent natural gas and oil companies for property acquisitions. We will also compete for the equipment and labor required to operate and to develop natural gas and oil properties. The majority of our anticipated competitors have substantially greater financial and other resources than we do. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, some of our competitors have been operating in our core areas for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Due to our low book value, investors in this offering will incur substantial immediate dilution of up to $0.95 per share.

        Investors who purchase shares of common stock in this offering will pay a per share price that substantially exceeds the value of our assets after subtracting liabilities. Accordingly, the offering price is substantially higher than the book value per share of our outstanding common stock. As a result, an investor who acquires shares of common stock in this offering will incur immediate substantial dilution of approximately $0.95 per share if the minimum offering is achieved and $0.71 per share if the maximum offering is achieved. See "Dilution" on page 19 for a more detailed description of how new stockholders will incur dilution.

We may need additional capital in the future to finance our planned growth, which we may not be able to raise or it may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

        We have and expect to continue to have substantial capital expenditure and working capital needs. We expect the maximum proceeds of this offering, together with cash generated from operations and our current cash, cash equivalents and short-term investments to meet our working capital and capital expenditure requirements for at least the next 12 months. However, after that time, or should we only achieve the minimum offering proceeds, we will need to raise additional funds to fund our operations, to fund our anticipated reserve replacement needs and implement our growth strategy, or to respond to competitive pressures and/or perceived opportunities, such as investment, acquisition, exploration and development activities.

        If low natural gas and oil prices, operating difficulties or other factors, many of which are beyond our control, cause our revenues or cash flows from operations, if any, to decrease, we may be limited in our ability to spend the capital necessary to complete our development, exploitation and exploration programs. If our resources or cash flows do not rapidly commence, we will require additional financing, in addition to anticipated cash generated from our operations, to fund our planned growth. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our business or otherwise respond to competitive pressures would be significantly limited. In such a capital restricted situation, we may curtail our acquisition, drilling, development, and exploration activities or be forced to sell some of our assets on an untimely or unfavorable basis.

        Without this offering, we believe that current cash on hand and the other sources of liquidity are only sufficient enough to fund our operations through September 30, 2003. In order to fund our operations without the proceeds of this offering, we would be required to raise additional capital through debt or private equity financings, consistent with our historical practices.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering.

We are highly dependent on Paul Branagan, our CEO, president and chairman. The loss of Mr. Branagan, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

        Our success depends heavily upon the continued contributions of Paul Branagan, whose knowledge, leadership and technical expertise would be difficult to replace, and on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. We have entered into an employment agreement with Mr. Branagan; however, maintain no key person insurance on Mr. Branagan. In addition, Mr. Branagan is an officer and director of another public company, which may impact the amount of his time spent on our business matters. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire suitable replacement for Mr. Branagan.

Future sales of our common stock may result in a decrease in the market price of our common stock, even if our business is doing well.

        The market price of our common stock, when and if established, could drop due to sales of a large number of shares of our common stock in the market after the offering or the perception that such sales could occur. This could make it more difficult to raise funds through future offerings of common stock.

        On completion of this offering, we will have outstanding 19,896,993 shares of our common stock. This includes the 5,000,000 shares maximum we are selling in this offering, all of which may be resold in the public market immediately unless purchased in the offering by one of our affiliates. Our executive officer and directors own 3,600,000 shares and also hold options to acquire an additional 1,250,000 shares within 60 days after the closing of this offering.

Our articles of incorporation, bylaws and Nevada Law contain provisions that could discourage an acquisition or change of control of Petrol.

        Our articles of incorporation authorize our board of directors to issue preferred stock and common stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the articles of incorporation and bylaws could also make it more difficult for a third party to acquire control of us. In addition, Nevada's "Combination with Interested Stockholders' Statute" and its "Control Share Acquisition Statute" may have the effect in the future of delaying or making it more difficult to effect a change in control of Petrol.

These statutory anti-takeover measures may have certain negative consequences, including an effect on the ability of the stockholders of Petrol or other individuals to (i) change the composition of the incumbent board of directors of Petrol; (ii) benefit from certain transactions which are opposed by the incumbent board of directors; and (iii) make a tender offer or attempt to gain control of Petrol, even if such attempt were beneficial to Petrol and our stockholders. Since such measures may also discourage the accumulations of large blocks of our common stock by purchasers whose objective is to seek control of Petrol or have such common stock repurchased by Petrol or other persons at a premium, these measures could also depress the market price of our common stock. Accordingly, our stockholders may be deprived of certain opportunities to realize the "control premium" associated with take-over attempts.

Since this is a direct public offering with no underwriter, we may not be able to sell any shares. If we do not sell any shares or enough to reach the minimum offering amount, we will be forced to seek other financing to expand our operations.

        We have not retained an underwriter to sell any of our shares. We are conducting this offering as a direct public offering, which means there is no guarantee as to how much money we will be able to raise, or if we will successfully sell any of the shares in this offering, or if we do sell shares that we will successfully meet our 500,000 share minimum. Our officer and directors, Paul Branagan and Loren Moll, will be selling the shares. If they fail to sell at least the minimum number of shares offered in this prospectus, our ability to implement our business plan will be materially effected and we will be forced to seek other methods of financing.

Risks Relating to the Gas and Oil Industry

Our management, officers and directors have no previous oil and gas experience, therefore investors should not rely on our management, officers or directors as being experts in the area of oil and gas exploration and production, which is our business focus.

        Our management, officers and directors have no previous oil and gas experience. All business decisions made by them regarding oil and gas exploration and production will be in reliance on the advice of others due to this lack of experience. If reliable advice is not available, it is unlikely our business will succeed.

Gas and Oil prices are volatile. This volatility may occur in the future, causing material adverse effects to our business.

Our future revenues, profitability, future growth and the carrying value of our properties is anticipated to depend substantially on the prices we may realize for our natural gas and oil production. Our realized prices may also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital.

Natural gas and oil prices are subject to wide fluctuations in response to relatively minor changes in or perceptions regarding supply and demand. Historically, the markets for natural gas and oil have been volatile, and they are likely to continue to be volatile in the future. For example, natural gas and oil prices declined significantly in late 1998 and 1999 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this volatility are:

  worldwide or regional demand for energy, which is affected by economic conditions;

  he domestic and foreign supply of natural gas and oil;

   weather conditions;

  domestic and foreign governmental regulations;

   political conditions in natural gas and oil producing regions;

  the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

   the price and availability of other fuels.

        It is impossible to predict natural gas and oil price movements with certainty. Lower natural gas and oil prices may not only decrease our future revenues on a per unit basis but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices may materially and adversely affect our future business enough to force us to cease our business operations. In addition, our financial condition, results of operations, liquidity and ability to finance planned capital expenditures will also suffer in such a price decline. Further, natural gas and oil prices do not necessarily move together.

We may be unable to replace our reserves, when established, on terms satisfactory to us. If we cannot replace our reserves as we deplete them, it could prevent us from continuing our business strategy and could reduce our cash flow and revenues.

        Our natural gas and oil reserves, when and if established, are anticipated to decline as we commence production of natural gas and oil. Our business strategy will require us to replace our reserves through acquisitions of proved natural gas and oil properties, further development of our existing properties, development of new properties and exploration activities. Properties may not be available for acquisition in the future on terms we find attractive. A substantial decrease in the availability of proved natural gas and oil properties in our areas of operation, or a substantial increase in their cost, would adversely affect our ability to replace our reserves as they are depleted, which may force us to temporarily cease our operations while we try to rectify these potential problems. In addition, our exploration and development activities may not be successful. If we fail to replace reserves, our level of production and cash flows will decline, which may cause us to cease our business operations until such time as we can efficiently replace reserves.

Drilling wells is speculative, often involving significant costs that may be more than our estimates, and may not result in any addition to our production or reserves. Any material inaccuracies in drilling costs, estimates or underlying assumptions will materially affect our business.

        Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves, when and if established. We have recently begun drilling operations and have drilled only 3 exploratory wells. Our initial drilling and development sites, and any potential additional sites that may be developed, require significant additional exploration and development, regulatory approval and commitments of resources prior to commercial development. Any success that we may have with these wells or any future drilling operations will most likely not be indicative of our current or future drilling success rate, particularly, because we intend to emphasize on exploratory drilling. If our actual drilling and development costs are significantly more than our estimated costs, we may not be able to continue our business operations as proposed and would be forced to modify our plan of operation.

        Development of our reserves, when and if established, may not occur as scheduled and the actual results may not be as anticipated. Drilling activity may result in downward adjustments in reserves or higher than anticipated costs. Our estimates will be based on various assumptions, including assumptions required by the Securities and Exchange Commission relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating our natural gas and oil reserves is anticipated to be extremely complex, and will require significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Due to our inexperience in the oil and gas industry and recent start-up nature, our estimates may not be reliable enough to allow us to be successful in our intended business operations. Our actual production, revenues, taxes, development expenditures and operating expenses will likely vary from those anticipated. These variances may be material.

The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

        Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas and oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

        The natural gas and oil business involves a variety of operating risks, including:

  fires;

  explosions;

  blow-outs and surface cratering;

  uncontrollable flows of oil, natural gas, and formation water;

  natural disasters, such as hurricanes and other adverse weather conditions;

  pipe, cement, or pipeline failures;

  casing collapses;

  embedded oil field drilling and service tools;

  abnormally pressured formations; and

  environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

        If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

   injury or loss of life;

  severe damage to and destruction of property, natural resources and equipment;

  pollution and other environmental damage;

  clean-up responsibilities;

  regulatory investigation and penalties;

  suspension of our operations; and

  repairs to resume operations.

        Because we intend to use third-party drilling contractors to drill our wells, we may not realize the full benefit of worker compensation laws in dealing with their employees. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could impact our operations enough to force us to cease our operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget.

        Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and we cannot assure you that drilling rigs will be readily available when we need them. Drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

        Development, production and sale of natural gas and oil in the United States are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

  location and density of wells;

  the handling of drilling fluids and obtaining discharge permits for drilling operations;

  accounting for and payment of royalties on production from state, federal and Indian lands;

  bonds for ownership, development and production of natural gas and oil properties;

  transportation of natural gas and oil by pipelines;

  operation of wells and reports concerning operations; and

  taxation.

        Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

Our oil and gas operations may expose us to environmental liabilities.

        Any leakage of crude oil and/or gas from the subsurface portions of our wells, our gathering system or our storage facilities could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of the wells, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

Our lease ownership may be diluted due to financing strategies we may employ in the future due to our lack of capital.

        To accelerate our development efforts we plan to take on working interest partners that will contribute to the costs of drilling and completion and then share in revenues derived from production. In addition, we may in the future, due to a lack of capital or other strategic reasons, establish joint venture partnerships or farm out all or part of our development efforts. These economic strategies may have a dilutive effect on our lease ownership and will more than likely reduce our operating revenues.

ABOUT THIS PROSPECTUS

        You should only rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

AVAILABLE INFORMATION

        We file annual, quarterly and special reports and other information with the SEC that can be inspected and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available through the SEC's Electronic Data Gathering Analysis and Retrieval System which is publicly available through the SEC's website (www.sec.gov). Copies of such materials may also be obtained by mail from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

        We have filed with the Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the securities offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules, may be reviewed and copied at the SEC's public reference facilities or through the SEC's EDGAR website.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary", "Risk Factors", "Plan of Operation", "Description of Business", and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "intends to", "estimated", "predicts", "potential", or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors", "Plan of Operation" and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.

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USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $430,000 if the minimum offering is achieved and $4,920,000 if the maximum offering is achieved, assuming an initial public offering price of $1.00 per share and after deducting estimated expenses of $70,000 in the minimum offering and $80,000 in the maximum offering.

        The amounts and timing of expenditures described in the table for each purpose may vary significantly depending on numerous factors, including, without limitation, the progress of our development and exploration program, competing companies, changes in our existing business relationships, our ability to establish collaborative arrangements, the initiation of development and production activities and the availability of other financing. We anticipate, based on currently proposed plans and assumptions relating to our operations, that our available cash and short-term investments, the maximum proceeds of this offering and cash flow from operations, if any, will be adequate to satisfy our capital needs for at least 12 months following consummation of this offering. We intend to utilize the estimated net proceeds during the 12-month period following this offering for the following purposes:

	Minimum Amount (500,000 shares)	Half of the Amount (2,500,000 shares)	Maximum Amount (5,000,000 shares)

Total Proceeds	$500,000	$2,500,000	$5,000,000

Less: Offering Expenses
Legal	$50,000	$50,000	$50,000
Accounting	$10,000	$10,000	$10,000
Copying, Printing & Documenting	$5,000	$10,000	$15,000
SEC Filing Fee	$625	$625	$625
Other expenses	$4,375	$4,375	$4,375

Net Proceeds from Offering	$430,000	$2,425,000	$4,920,000

Use of Net Proceeds
Repayment of Short-Term Debt	$400,000	$400,000	$400,000
Drilling/Production Equipment	$0	$600,000	$1,300,000
Drilling and Completion Costs	$0	$1,300,000 (approx. 20 wells)	$2,800,000 (approx. 40 wells)

General Working Capital	$30,000	$125,000	$420,000

        We intend to apply the balance of the proceeds of the offering to working capital and general corporate purposes. Our management will have broad discretion with respect to the use of proceeds retained as general working capital. Such proceeds may be used to defray overhead expenses, potential acquisition of producing properties, to fund expansion and negative cash flow positions, and for future opportunities and contingencies that may arise. Pending such uses, we intend to invest the net proceeds of this offering in money-market funds or short-term interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DETERMINATION OF OFFERING PRICE

        We have arbitrarily determined the initial public offering price of the shares. We considered several factors in such determination. Including the following:

   prevailing market conditions, including the history and prospects for the industry in which we compete;

  our future prospects; and

  our capital structure.

        Therefore, the public offering price of the shares does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time in the public market for the common stock. You cannot be sure that a public market for any of our securities will develop and continue or that the securities will ever trade at a price at or higher than the offering price in this offering.

DILUTION

        The difference between our initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering constitutes the dilution to investors in this offering. Our net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock.

        At December 31, 2002 our common stock had a net tangible book value of approximately $309,823 or $0.02 per share. After giving effect to the receipt of the net proceeds from the minimum and maximum offering offered in this prospectus at an assumed initial offering price of $1.00 per share, our pro forma net tangible book value at December 31, 2002, would have been $739,823 or $0.05 per share in the minimum offering and $5,229,823 or $0.29 per share in the maximum offering. This represents an immediate increase in net tangible book value to our present stockholders of $0.03 in the minimum offering and $0.27 per share in the maximum offering. This results in immediate dilution per share to investors of $0.95 or 95% in the minimum offering and $0.71 or 71% in the maximum offering.

        The following table illustrates dilution to investors on a per share basis:

	Minimum	Maximum
Offering price per share...	$1.00	$1.00
Net tangible book value per share before offering	$0.02	$0.02
Increase per share attributable to investors	$0.03	$0.27
Pro forma net tangible book value per share after offering	$0.05	$0.29

Dilution per share to investors	$0.95	$0.71

        The following tables summarize, as of December 31, 2002 the difference between the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by existing stockholders of common stock and by the new investors purchasing shares in this offering.

        The following table assumes the sale of 500,000 shares minimum offered in this prospectus at an assumed initial public offering of $1.00 per share and before any deduction of estimated offering expenses.

	Shares Purchased		Total Cash Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent
Original Stockholders	13,151,993	96%	$1,019,522	67%	$0.08
Public Stockholders	500,000	4%	$500,000	33%	$1.00
Total	13,651,993	100%	$1,519,522	100%

        The following table assumes the sale of the 5,000,000 shares maximum offered in this prospectus at an assumed initial public offering price of $1.00 per share and before any deduction of estimated offering expenses.

	Shares Purchased		Total Cash Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent
Original Stockholders	13,151,993	72%	$1,019,522	17%	$0.08
Public Stockholders	5,000,000	28%	$5,000,000	83%	$1.00
Total	18,151,993	100%	$6,019,522	100%

PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING

        This is a "direct public" offering. We will not receive any proceeds of the offering unless we sell shares equal to the minimum offering amount. If the minimum offering is not sold, subscribers will lose the use of their funds for the offering period expiring on December 31, 2003; the funds invested by them will be promptly returned to the subscribers at the end of the offering without interest and without deduction.

        We are offering a minimum five hundred thousand (500,000) shares and a maximum of five million (5,000,000) shares, at one dollar ($1.00) per share. We can give no assurance that the minimum number of shares will be sold. If subscriptions are received for fewer than 500,000 shares, no shares will be sold.

        If we do not sell at least the minimum of 500,000 shares by December 31, 2003, the offering will terminate and all money paid for shares will be promptly returned to the purchasers, without interest and without deduction.

        Upon achieving the minimum offering and the acceptance of a subscription for shares, our transfer agent will issue the shares to the purchasers. We may continue to offer shares through December 31, 2003 or until we have sold all of the securities offered in this prospectus. During the offering period, no subscriber will be entitled to any refund of any subscription.

        We will sell the shares on a "direct public offering basis" through Paul Branagan, our chairman and president, and Loren Moll, a director, whom will not receive any compensation in connection with the sale of shares, although we will reimburse them for expenses incurred in connection with the offer and sale of the shares. They will be relying on Rule 3a4-1 of the Exchange Act as a "safe harbor" from registration as a broker-dealer in connection with the offer and sale of the shares. In order to rely on such "safe harbor" provisions provided by Rule 3a4-1, they must be in compliance with all of the following:

  must not be subject to a statutory disqualification;

  must not be compensated in connection with such selling participation by payment of commissions or other payments based either directly or indirectly on such transactions;

  must not be an associated person of a broker-dealer;

  must restrict participation to transactions involving offers and sale of the shares;

  must perform substantial duties for the issuer after the close of the offering not connected with transactions in securities, and not have been associated with a broker or dealer for the preceding 12 months, and not participate in selling an offering of securities for any issuer more than once every 12 months; and

  must restrict participation to written communications or responses to inquiries of potential purchasers.

        Mr. Branagan and Mr. Moll will comply with the guidelines enumerated in Rule 3a4-1.

        Our officer or directors do not intend to purchase shares in this offering.

Terms of the Offering:

        Petrol intends to provide for the impounding of the gross proceeds of this offering through a segregated impound account at Bank of America. The impound account will be established for the sole purpose of impounding the funds received in this offering. There is no third party oversight of this account, therefore, our sole officer will have full control and authority over all funds received prior to the completion of the offering. Once the minimum offering is achieved, funds will be released to Petrol. The impound account will remain open until the maximum offering is achieved or the offering is terminated. Once the offering is terminated the impound account will be promptly closed.

        Investors are strongly cautioned that the impound account is not in any way an escrow or trust account.

        You may purchase shares by completing and manually executing the subscription agreement attached to this prospectus and delivering it with your payment in full for all shares which you wish to purchase to our offices. All payments are to be made by cash, check or money order payable only to: "Petrol Impound Account", and delivered by Petrol to Bank of America by noon of the next business day. Your subscription shall not become effective until accepted by us and approved by our counsel.

LEGAL PROCEEDINGS

        We may from time to time be involved in routine legal matters incidental to our business; however, at this point in time we are currently not involved in any litigation, nor are we aware of any threatened or impending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROLS PERSONS

        The members of our board of directors serve for one year terms and are elected at the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the board of directors. Information as to our current directors and executive officer is as follows:

Name	Age	Title

Paul Branagan	60	President, CEO, Chairman, Secretary, Treasurer
Loren Moll	46	Director

Duties, Responsibilities and Experience

Paul Branagan, president, CEO and chairman of Petrol. Mr. Branagan graduated from the University of Las Vegas Nevada with a B.S. in physics. From 1993 to the present Mr. Branagan has been the President and Senior Scientist of Branagan & Associates, Inc. From 1975 to 1993 he was the Project Manager, Assistant Oil and Gas Division Manager and Senior Scientist of CER Corporation of Las Vegas, Nevada. Since 1999, Mr. Branagan has been the President and a member of the board of directors of Millennium Plastics Corporation, a 34 Act Reporting Nevada Corporation.

Loren W. Moll, a director of Petrol, has been a member of the law firm of Caldwell & Moll, L.C. in Overland Park, Kansas since its establishment in November 1996. Mr. Moll concentrates his practice in all areas of real estate law, including commercial real estate transactions, breach of contract, escrow and title disputes, commercial leasehold disputes, real estate broker liability, and oil and gas. Mr. Moll holds a B.A. degree from the University of Kansas (1983) and his Juris Doctor degree, Order of the Coif, from the University of Kansas School of Law (1986) where he was Research Editor for the University of Kansas Law Review. Mr. Moll was formerly a partner of the real estate law firm Lewis, Rice & Fingersh from 1986 to 1994 and was associated with the international law firm Bryan Cave LLP from 1994 to 1996.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents information about the beneficial ownership of our common stock as of June 30, 2003, and as adjusted to reflect the sale of 500,000 shares minimum and 5,000,000 shares maximum in this offering, relating to the beneficial ownership of our common stock by those persons known to us to beneficially own more than 5% of our capital stock and by our directors and executive officer.

        The percentage of beneficial ownership for the following table is based on 14,896,4432 shares of common stock outstanding as of June 30, 2003. The percentage of beneficial ownership after the offering is based on 500,000 shares minimum and 5,000,000 shares maximum of our common stock issued in connection with this offering.

______________________

2  Includes 1,000,000 shares pledged to Cornerstone Bank as collateral for a line of credit, which shares are being returned to Petrol for cancellation.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days after June 30, 2003 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

Name of Address of Beneficial Owner	Number Of Shares	Shares Subject to a Right of Purchase as of June 30, 2003	Percent Before Offering	Percent After Offering (Minimum)	Percent After Offering (Maximum)
Paul Branagan[3] Sole officer & a director 2300 Patrick Lane, Suite 26 Las Vegas, NV 89119	500,000	1,250,000	3.4%	3.2%	2.5%
Loren Moll, a director 7889 West 154th Street Overland Park, Kansas 66223	3,100,000	--	20.8%	20.1%	15.6%
Michael Morse 12902 Russell Overland Park, KS 66210	900,000	--	6.0%	5.8%	4.5%
Cornerstone Bank[4] 9120 W. 135th Street Overland, KS 66221	1,000,000	--	6.7%	6.5%	5.0%
Paolo Simoni[5] Via Al Forte 8 Lugano, Switzerland 6901	640,343	1,714,286	4.3%	4.2%	3.2%
Directors, Officer and Principle Stockholders as a Group	6,140,343	2,964,286	41.2%	39.8%	30.8%

___________________________

3        Mr. Branagan's purchase rights for the 1,250,000 shares result from options to purchase common shares at prices ranging from $0.50 to $2.50 per share issued pursuant to Mr. Branagan's employment agreement.

4        Cornerstone Bank was pledged 1,000,000 shares as collateral for a line of credit. The shares have been subsequently returned to Petrol and cancelled.

5        Mr. Simoni is the president of NIO Fund Investments Management Limited. NIO Fund holds warrants to purchase up to $1,500,000 of our common stock based upon a per share price equal to a 12.5% discount to our market value, however, not less than $0.875 per share. Mr. Simoni's purchase rights for the 1,714,286 shares represents the full purchase of $1,500,000 at $0.875 per share. Please see "Certain Relationships and Related Party Transactions" on page 42 for further details on the NIO Fund agreement.

DESCRIPTION OF SECURITIES

Common Stock

        Our articles of incorporation authorizes the issuance of 100,000,000 shares of common stock, $0.001 par value per share, of which 14,896,993 shares were outstanding as of the date of this prospectus. Upon sale of the 500,000 shares minimum and 5,000,000 shares maximum, we will have outstanding 15,396,993 or 19,896,993 shares of common stock, respectively. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the board of directors in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of Petrol, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

        Our articles of incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of the date of this prospectus. The preferred stock may be issued from time to time by the board of directors as shares of one or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to:

  adopt resolutions;

  to issue the shares;

  to fix the number of shares;

  to change the number of shares constituting any series; and

  to provide for or change the following:

    the voting powers;

    designations;

    preferences; and

    relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following:

      dividend rights, including whether dividends are cumulative;

      dividend rates;

      terms of redemption, including sinking fund provisions;

      redemption prices;

      conversion rights; and

      liquidation preferences of the shares constituting any class or series of the preferred stock.

        In each of the listed cases, we will not need any further action or vote by the stockholders.

        One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director's authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Nevada Laws

        The Nevada Business Corporation Law contains a provision governing "Acquisition of Controlling Interest." This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

    20 to 33 1/3%,
    33 1/3 to 50%, or
    more than 50%.

        A "control share acquisition" is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

        The control share acquisition act is applicable only to shares of "Issuing Corporations" as defined by the act. An Issuing Corporation is a Nevada corporation, which;

    has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and
    does business in Nevada directly or through an affiliated corporation.

        At this time, we do not have 100 stockholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of Petrol, regardless of whether such acquisition may be in the interest of our stockholders.

        The Nevada "Combination with Interested Stockholders Statute" may also have an effect of delaying or making it more difficult to effect a change in control of Petrol. This statute prevents an "interested stockholder" and a resident domestic Nevada corporation from entering into a "combination," unless certain conditions are met. The statute defines "combination" to include any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having;

    an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;
    an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or
    representing 10 percent or more of the earning power or net income of the corporation.

        An "interested stockholder" means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a "combination" within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of;

    the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher;
    the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or
    if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Transfer Agent

        The transfer agent for the common stock is Mandalay Stock Transfer, 3960 Howard Hughes Parkway, Suite 550, Las Vegas, Nevada, 89109.

EXPERTS AND COUNSEL

        The financial statements of Petrol as of December 31, 2002 and December 31, 2001 are included in this prospectus and have been audited by Weaver & Martin, LLC, an independent auditor, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

        The legality of the shares offered hereby will be passed upon for us by Stoecklein Law Group, 402 West Broadway, Suite 400, San Diego, California 92101. Donald J. Stoecklein, a principal of the firm, beneficially controls 600,000 shares of Petrol's common stock. We consent to and understand this potential conflict of interest.

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DISCLOSURE OF COMMISSION

POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        No director of Petrol will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any director since provisions have been made in the articles of incorporation limiting liability. The foregoing provisions shall not eliminate or limit the liability of a director for:

  any breach of the director's duty of loyalty to us or our stockholders acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law or under applicable Sections of the Nevada Revised Statutes or,

  for any transaction from which the director derived an improper personal benefit.

        The Bylaws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of their duties; provided that in the event of a settlement the indemnification will apply only when the board of directors approves settlement and reimbursement as being for our best interests.

        Our officers and directors are accountable to us as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting Petrol. In the event that a stockholder believes the officers and/or directors have violated their fiduciary duties, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder's rights, including rights under federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders, who have suffered losses in connection with the purchase or sale of their interest in Petrol in connection with a sale or purchase, including the misapplication by any officer or director of the proceeds from the sale of these securities, may be able to recover losses from us.

We undertake the following:

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is unenforceable.

DESCRIPTION OF BUSINESS

        Petrol Oil and Gas, Inc. was incorporated in the State of Nevada in March of 2000 as Euro Technology Outfitters. On August 19, 2002, we executed an Asset Purchase Agreement with Petrol Energy, Inc. In exchange for certain assets and liabilities of Petrol Energy we issued 10,918,300 shares of our restricted common stock. The assets we acquired included approximately 289 oil and gas mineral leases.

        Petrol Oil and Gas, Inc. is now structured to become an oil and gas exploration and development company. Our primary business objective is to produce economic quantities of natural gas from buried coal seams, denoted as CBM. The first step in our business plan was achieved through the acquisition of the mineral leases from Petrol Energy. Next we will have to drill exploratory wells to discover and determine if there is sufficient amount of commercial viable natural gas to subsequently commence production. Once we commence production, if ever, we will need to create a ready market in which to sell the produced gas.

        When and if we determine that we can produce sufficient amounts of commercially viable natural gas from a well, we intend to fund portions of our field operations, when and if established, through revenues obtained from sales of our CBM gas production, if any. To accelerate the development program, when and if established, we plan to take on WI partners that will contribute to the costs of drilling and completion and then share in revenues derived from production. This economic strategy may allow us to utilize our own financial assets toward the growth of our leased acreage holdings, pursue the acquisition of strategic oil and gas producing companies and generally expand our existing operations, which are currently limited to the exploration phase.

Current State of Operations

        Petrol has no WI partners at present. Although we have had several discussions with producers in adjacent and nearby counties regarding a WI partnership we expect to expand our initial well drilling operations with WI partner(s) after we have begun our own drilling and production program from proceeds derived from this offering.

        We plan to employ a simple conventional WI model whereby our WI partner(s) would provide either two-thirds or all of the drilling and completion costs for a given set of wells on a specific set of our leases for which the WI partner(s) would receive either one-half or three-quarters of the net production revenue. As an example, if the WI pays two-thirds of the drilling and completion costs of a well they would receive one-half of the net production revenue, which in this case would be one-half of 87.5% of the gross production revenue following the reduction of 12.5% paid to the royalty interest owners.

        This practice is intended to allow Petrol to drill and complete additional wells with reduced capital outlays, as in the case above paying one-third of the drilling and completion while sharing one-half of the net production with the WI partner(s).

        Petrol presently has a three well pilot program located within its leased acreage in the southwest portion of Coffey County Kansas. Following drilling, logging and setting steel casing all three wells were perforated in coals that appear to contain gas and were subsequently fracture stimulated using conventional hydraulic fracturing techniques. They are now producing water using wellhead pump jacks. In addition, small quantities of natural gas, that is less than a few Mcf per day, are being vented or flared.

The Market: Natural Gas Supply and Demand

        The National Petroleum council estimates the US demand for natural gas to increase from 22 TCF in 1998 to over 31 TCF by 2015. This nearly 50% increase in demand for natural gas coupled with constrained supplies from conventional sources and storage facilities suggests an urgent need for new gas sources. Although conventional gas sources such as high permeability sandstones currently supply about 60% of the US demand (13 TCF in 1998), projections indicate a flat to declining supply through year 2015. The shortfall in conventional gas supply is expected to be taken up by production from un-conventional sources such as tight gas sandstones/shales, associated gas, and CBM.

        CBM shows great promise as a future source of natural gas, with the US Geological Society estimating some 700 TCF contained in 6 major CBM basins in the continental US. A copy of the October 2000 United States Geological Survey Fact Sheet FS-123-00 is available free of charge for your review on the web at http://pubs.usgs.gov/fs/fs123-00/fs123-00.pdf.

        At this point in time we cannot accurately estimate, nor have we been able to locate an estimate for specific information for the Western Interior Basin, where the majority of our leases are located.

        Given the current volatility of the natural gas market, hedging may become a part of our operating strategy. We believe the current supply and demand fundamentals will lead to a strengthening in prices. Consequently, we intend to continually evaluate our hedge position, if any, and enter into contracts accordingly.

CBM Production

        Coalbed methane production is similar to conventional natural gas production in terms of the physical production facilities and the product produced. However, surface mechanics and some production characteristics of coalbed methane wells are quite different from traditional natural gas production wells. Conventional natural gas wells require a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap. Coalbed methane is trapped in the molecular structure of the coal itself until it is released by pressure changes, resulting from water removal from the coalbed. Methane is created as part of the coalification process. Coals vary in their methane content which is dented as cubic feet of gas per ton of coal.

        Water completely permeates coal beds and the natural fracture system or cleats as they are normally referred and are pervasive in coal beds. The natural gas, principally methane is adsorbed onto the grain surfaces of the coal. To produce CBM, the water must be drawn off first, lowering the pressure so that the methane will desorb from the coal thus allowing gas flow from the coal into the de-watered cleats that act as high permeable conduits to the well bore, where gas can be produced at the well head. These cleats are formed during coalification and the permeability required for production may not have fully developed, thereby rendering the well useless for production.

The qualities of productive coalbed methane wells include coal quality, the content of natural gas per ton of coal, thickness of the coal beds, reservoir pressure, existence of natural fractures, and overall permeability of the coal bed.

        CBM production also differs from conventional gas production that normally starts at its highest production rate and then declines with time. Because coal beds have water residing within the cleats the water needs to be withdrawn in order to promote production of the gases that are adsorbed on the surfaces of the coal. Thus, for the case of CBM, initial water production is high and diminishes with time. CBM gas production, however, starts at a relatively low rate reaching a peak in 3 -12 months and then begins to decline.

        CBM production is attractive due to several geological factors. Coal stores six or seven times as much gas as a conventional natural gas reservoir of equal rock volume due to the large internal surface area of coal. Significant amounts of coal are accessible at shallow depths, making well drilling and completion inexpensive. Finding costs are also low since methane occurs in coal deposits, and the location of the Nation's coal resources is well known.

Corporate Business Objectives

        Our primary business objective is to produce economic quantities of natural gas from CBM. In the 6 major US CBM basins the coal beds vary greatly in thickness, quality and gas content. They also range in depths from very near surface (< 500 ft) to very deep (>25,000 ft). The difficulty, risks and costs associated with extracting CBM from deep formations increases quite rapidly and nonlinearly with depth.

        We intend to achieve our objectives by (a) concentrating our properties in core areas to achieve economies of scale, (b) acquiring and developing high profit margin properties, (c) continually disposing of marginal and non-strategic properties, (d) balancing reserves, when developed, between oil and gas, (e) maintaining a high degree of financial flexibility, and (f) enhancing the value of our production through marketing and midstream activities.

Developmental Program

        One of the reasons for acquiring the leases from Petrol Energy was the fact that of the major CBM basins within the continental US, the leased area had the following attributes:

  relatively shallow CBM (<2,500 ft)
  good coal rank, gas content and distribution,
  low cost mineral leases,
  access to an interstate pipeline system and
  nearby oil and gas services.

        The Western Interior Basin located in the mid-continent, where the leases are located, shows great promise because it embodies an extensive aerial distribution of near shallow buried coal beds, appears to contain large quantities of high quality natural gas and has several readily available interstate pipelines for sales and distribution. It appears that the area best suited for our CBM project may be in Coffey County, Kansas, where gas bearing coals are contained within the Forrest City and Cherokee basins, sub-basins of the larger Western Interior basin. The entire eastern edge of the State of Kansas overlays the western portion of this basin.

        Since portions of the acquired mineral leases have existing oil or gas wells, some of them are being considered for re-completion in sandstones and/or coal beds that appear economically productive. These will add to our knowledge base while providing financial support for anticipated expansion.

Regulation

        Regulation of Oil and Natural Gas Production. Our oil and natural gas exploration, production and related operations, when developed, are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies. For example, some states in which we may operate require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Such states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Failure to comply with any such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry will most likely increase our cost of doing business and may affect our profitability. Although we believe we are currently in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations.

        Federal Regulation of Natural Gas. The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which may affect the marketing of natural gas produced by us, as well as the revenues that may be received by us for sales of such production. Since the mid-1980's, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of natural gas. Order 636 mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry. The United States Court of Appeals for the District of Columbia Circuit largely upheld Order 636 and the Supreme Court has declined to hear the appeal from that decision. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation service, and has substantially increased competition and volatility in natural gas markets.

        The price we may receive from the sale of oil and natural gas liquids will be affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. We are not able to predict with certainty the effect, if any, of these regulations on our intended operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids.

        Environmental Matters. Our operations and properties, when established, will be subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may:

  require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities;
  limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and
  impose substantial liabilities for pollution resulting from our intended operations.

        The permits required for our intended operations may be subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, we are in substantial compliance with current applicable environmental laws and regulations, and we have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general.

        The Comprehensive Environmental, Response, Compensation, and Liability Act ("CERCLA") and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting our intended operations may impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as "non-hazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

        ESA. The Endangered Species Act ("ESA") seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species. Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. ESA provides for criminal penalties for willful violations of the Act. Other statutes that provide protection to animal and plant species and that may apply to our operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. Although we believe that our intended operations will be in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject us to significant expenses to modify our operations or could force us to discontinue certain operations, when implemented, altogether.

Personnel

        We currently have two full time employees. As drilling production activities commence, we intend to hire additional technical, operational and administrative personnel as appropriate. None of our employees are subject to any collective bargaining agreements, however, our sole officer has entered into an employment agreement with us. We do not expect a significant change in the number of full time employees over the next 12 months. We intend to use the services of independent consultants and contractors to perform various professional services, particularly in the area of land services, drilling, water hauling, pipeline construction, well design, well-site monitoring and surveillance, permitting and environmental assessment. We believe that this use of third-party service providers may enhance our ability to contain general and administrative expenses.

        Our proposed personnel structure can be divided into three broad categories: management and professional, administrative, and project personnel. As in most small companies, the divisions between these three categories are somewhat indistinct, as employees are engaged in various functions as projects and work loads demand.

Consultants

        Goran Blagojevic. On August 20, 2002, we entered into a Translation and Business Consulting agreement with Goran Blagojevic. Under the terms of the agreement Mr. Blagojevic will perform written and verbal translation services and certain other business consulting services for Petrol. The agreement is terminable by either party without notice or cause. All compensation payable to Mr. Blagojevic would be agreed upon in advance by Petrol, as Mr. Blagojevic will only be utilized on an as needed basis. On December 20, 2002, Petrol amended the agreement whereby Mr. Blagojevic would assist Petrol in finding, assessing, qualifying and negotiating with potential European working interest partners that would support Petrol's field development program. As consideration for the additional responsibilities, Petrol issued Mr. Blagojevic a warrant to purchase 250,000 shares of Petrol's common stock at $0.75 per share. The warrant expired on July 1, 2003.

        B&B Cooperative Venture and Birk Petroleum. On November 15, 2002, we entered into a Service and Water Disposal Agreement with B&B Cooperative Venture ("B&B") and Birk Petroleum ("Birk"), whereby B&B provides us with pumping services on our existing wells to monitor operations, and assess and report on the disposition of the production process. Birk will transport the produced water from our lease tanks to the disposal well where Birk will inject produced water into the disposal well. We will pay B&B $10.00 per day for each well that it provides pumping services and will pay Birk at the rate of $60.00 per hour for water hauling and $250.00 per month for the use of the disposal well. The term of the agreement is for 1 year commencing on the date of execution.

        William Stoeckinger. On December 19, 2002 we entered into a one year geologist/technical advisor consulting agreement with William Stoeckinger. Under the terms of the agreement Mr. Stoeckinger assist us in the areas of geology, geophysical and formation evaluation, drilling and completion, regulatory and lease evaluation matters and other technical concerns related to the exploration and production of hydrocarbons. Mr. Stoeckinger will be paid a daily rate ranging from $400 to $500 per day for his services. As an inducement for Mr. Stoeckinger to begin consulting for us we issued him 160,000 shares of our common stock. In addition, Mr. Stoeckinger will be issued 20,000 shares of our common stock for each month the he fulfills his duties as described in the agreement. As further consideration, we granted Mr. Stoeckinger an option to purchase 50,000 shares of our common stock at $0.50 per share and 50,000 shares at $1.00 per share. The option expires on December 19, 2004.

        Russell Frierson. On December 27, 2002 we entered into one year land services consulting agreement with Russell Frierson. Under the terms of his agreement, Mr. Frierson will provide to Petrol land professional services in the nature of preparation and drafting of written agreements concerning well location, waivers of surface use and other lease provisions, damage release and compensation agreements related to drilling operations, easement and right of way agreements, pooling and farmout agreements, and such other consents, declarations, designations, memoranda, notices, ratifications and stipulations by and between Petrol and any and all surface owners in or adjacent to Petrol mineral lease hold interests. As an inducement for Mr. Frierson to begin consulting for us we issued him 50,000 shares of our common stock. In addition, we granted Mr. Frierson an option to purchase 50,000 shares of our common stock at $0.50 per share for a period of 3 years. This agreement is terminable by Petrol for cause.

        Lawrence Kehoe. On December 27, 2002 we entered into one year land services consulting agreements with Lawrence Kehoe. Under the terms of his agreement, Mr. Kehoe will provide to Petrol land professional services in the nature of negotiation and execution of easements and surface agreements, and negotiation and execution of requisite consents, declarations, designations, memoranda, notices, ratifications and stipulations by and between Petrol and any and all surface owners in or adjacent to Petrol mineral lease hold interests. As an inducement for Mr. Kehoe to begin consulting for us we issued him 325,000 shares of our common stock. In addition, we granted Mr. Kehoe an option to purchase 325,000 shares of our common stock at $0.50 per share for a period of 3 years. This agreement is terminable by Petrol for cause.

        Cody Felton. On December 27, 2002 we entered into one year land services consulting agreements with Cody Felton. Under the terms of his agreement, Mr. Felton will provide to Petrol land professional services in the nature of acquisition and recording of mineral interests and the performance of any and all due diligence and title work on leased properties. As an inducement for Mr. Felton to begin consulting for us we issued him 325,000 shares of our common stock. In addition, we granted Mr. Felton an option to purchase 325,000 shares of our common stock at $0.50 per share for a period of 3 years. This agreement is terminable by Petrol for cause.

PLAN OF OPERATION

        The following discussion should be read in conjunction with the financial statements section included elsewhere in this prospectus.

Overview

        Petrol Oil and Gas, Inc. a development stage company, is structured to engage in the exploration, development, acquisition and operation of oil and gas properties. Since our inception, we have not been engaged in any significant operations nor have we had any revenues. Our only recent activities include organization, the negotiation and execution of the asset purchase agreement, and we have begun the process of registering our securities with the Securities and Exchange Commission in order to raise additional capital and make our financial information equally available to investors or other interested parties. We believe we will be able to complete this registration process by the end of the third quarter of 2003. Once we complete this offering, we intend to contact an authorized NASD market maker for sponsorship of our securities on the Over-the-Counter Electronic Bulletin Board. We believe we will be able to complete that process by the end of first quarter of fiscal 2004.

Plan of Operation

        We plan to use the maximum proceeds of this offering for mineral lease payments, the purchase of drilling/production equipment, development drilling on new properties, and for general corporate purposes, including working capital and the potential acquisition of producing properties.

        We intend to fund portions of our field operations through revenues obtained from sales of our CBM gas production, if any. To accelerate the development program we plan to take on WI partners that will contribute to the costs of drilling and completion and then share in revenues derived from production. This economic strategy may allow us to utilize our own financial assets toward the growth of our leased acreage holdings, pursue the acquisition of strategic oil and gas producing companies and generally expand our existing operations.

        Because of our limited operating history we have yet to generate revenues from the sale of oil or natural gas. Our current operation is based upon a recent acquisition of mineral leases from Petrol Energy, Inc. Our activities have been limited to the negotiation of an agreement and preliminary analysis. Consequently, we have incurred the expenses of start-up.

        Petrol's future financial results will depend primarily on: (i) the ability to continue to source and screen potential projects; (ii) the ability to discover commercial quantities of natural gas and oil; (iii) the market price for oil and gas; and (iv) the ability to fully implement our exploration and development program, which is dependent on the availability of capital resources. We cannot guarantee that we will be successful in any of these respects, that the prices of oil and gas prevailing at the time of production will be at a level allowing for profitable production, or that we will be able to obtain additional funding to increase our currently limited capital resources.

        We anticipate the need for at least $5,000,000, the maximum proceeds of this offering, of capital over the next 12 months. If we do not raise the maximum proceeds under this offering, any additional funds needed may be raised through equity financing, debt financing, or other sources, which may result in further dilution in the equity ownership of the shares being offered in this prospectus. There is still no assurance that, even with the funds from this offering and a subsequent private placement, if needed, we will be able to maintain operations at a level sufficient for an investor to obtain a return on their investment in our common stock. Further, we may continue to be unprofitable for an indefinite period of time.

        We are unable to provide an accurate breakdown to the use of funds to be received from any future private placement as the usage will be solely based upon the outcome of our initial exploration and development program. We have anticipated the need to hire additional staff, continue development and refinement of our operations to meet customer needs and provide additional working capital for our operations.

        We will face considerable risk in each of our business plan steps, such as difficulty of hiring competent personnel within our budget and a shortfall of funding due to our inability to raise capital in the equity securities market. If no funding is received during the next twelve months, we will be forced to rely on existing cash in the bank and funds received from this offering.

        We have no operating history, no significant current operations, minimum cash on hand, and no profit. Because of these factors, our auditors have issued an audit opinion for Petrol which includes a statement describing our going concern status. This means there is substantial doubt about our ability to continue as a going concern. While we believe we have made good faith estimates of our ability to secure additional capital in the future to reach our goals, there is no guarantee that we will receive sufficient funding to implement any future business plan steps.

        Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our oil and gas production, the level of competition and our ability to deliver products while maintaining quality and controlling costs.

Field Development

        Our current plan of operation for field development starts with identifying the most promising and cost-effective drill sites on our current leased acres, drilling and testing wells to prove reserves, completing the more promising test wells, extracting the oil, gas and other hydrocarbons that we find, and delivering them to market. Although we believe that we have leased enough land to move forward with our field development, we will have to obtain additional financing before we can fully implement this next phase of our operations.

        Field development operations began in August 2002, with the drilling and logging of three test wells. Each test well is located on a separate mineral lease in the southwest portion of Coffey County. These drill sites were selected based on a variety of factors, including information gathered from historic records and drill logs (depth, and thickness of coal seams and the results of electric gamma ray readings), proximity to existing interstate distribution pipelines, ease of access for drilling equipment the presence of oil and natural gas in the immediate vicinity, and consultations with our operator and driller. Since these are considered to be exploratory or test wells they have only been partially completed in order to allow us to investigate the production capacity of selected coal intervals, and to obtain important technical information related to stimulation activities that are almost always required to make CBM wells commercially productive. Thus we do not presently have any estimates of oil and gas reserves on these properties. Consequently we have not reported our reserve estimates to any state, or federal authority.

        During this phase of our plan of operation we expect to drill, test and complete about 40 coal bed methane producing wells. These drilling and testing efforts will also allow us to determine whether there are other forms of commercially producible hydrocarbons present, such as oil or other types of natural gas. Each well will be drilled and tested individually. If commercially producible amounts of gas are present, the well will be fully completed and a local distribution pipeline installed. Completed wells that are producing and connected to distribution pipelines will begin generating revenues as soon as they begin pumping although these revenues may be realized on a quarterly basis.

        Once we have identified a proposed drilling site, we as a licensed operator in the State of Kansas will be engaged in all aspects of well site operations. As the operator we will be responsible for permitting the well, which will include obtaining permission from the Kansas Oil and Gas commission relative to spacing requirements and any other stated and federal environmental clearances required at the time that the permitting process commences. Additionally, we will formulate and deliver to all interest owners an operating agreement establishing each participant's rights and obligations in that particular well based on the location of the well and the ownership. In addition to the permitting process, we as the operator will be responsible for hiring the driller, geologist and land men to make final decisions relative to the zones to be targeted, confirming that we have good title to each leased parcel covered by the spacing permit and to actual drill the well to the target zones. Should the well be successful, we will be responsible for completing the well and connecting it to the most appropriate transmission facility for the hydrocarbons produced.

        As the operator we will be the caretaker of the well once production has commenced. We have no formal experience in well operations and will have to hire or retain professions to assist us in our efforts. As the operator, we will be responsible for paying bills related to the well, billing working interest owners for their proportionate expenses in drilling and completing the well, and selling the production from the well. Again, we have no experience in operating an oil or gas production company, therefore, we will be forced to hire experienced operation staff, when needed. Once the production has been sold, we anticipate that the purchaser thereof will carry out its own research with respect to ownership of that production and will send out a division order to confirm the nature and amount of each interest owned by each interest owner. Once a division order has been established and confirmed by the interest owners, the production purchaser will issue the checks to each interest owner in accordance with its appropriate interest. From that point forward, we as operator will be responsible for maintaining the well and the wellhead site during the entire term of the production or until such time as the operator has been replaced or appropriately abandoned. We anticipate hiring professionals to assist us in our operations until such time as our management has sufficient knowledge and operations ability. A portion of the proceeds of this offering may be used to hire professionals when and as needed.

        We have a working relationship and have used Well Refined Drilling of Thayer, Kansas, to drill our first three exploratory test wells. Owner/Operator Jeffery Kephart has been a driller since 1978, and has drilling in excess of 10,000 wells in Kansas, Oklahoma, Texas, Wyoming, and Missouri. More than 200 of those wells have been CBM wells. The driller will be responsible for performing or contracting with third parties and supervising their efforts, on all aspects of the drilling operation except for geological services.

        We have a one year consulting agreement with Mr. William Stoeckinger, a Certified Petroleum Geologist, from Bartlesville, Oklahoma to provide geological services both in the assessment process and in the development program.

        Based on our first three test wells we anticipate that each well in our targeted area will cost approximately $35,000 to locate, drill and test, an additional $30,000 to complete, plus an additional $350 per month per well to pay for electricity, pulling and repairs, pumping and other miscellaneous charges. In support of these operations we have working agreements with local third parties to monitor and maintain our wells and perform drilling and work-over activities

        If any of our wells proves to hold commercially producible gas, we will need to install a distribution infrastructure to transport our gas from the wellhead to one of the major distribution pipelines. We have identified several major interstate distribution pipelines that operate within and pass through the counties in which we have lease holdings. These include pipelines owned and operated by Williams Energy, CMS Energy, and Enbridge. We have initiated contact with two of these companies to ascertain the specific locations of their pipelines, their requirements to purchase gas from us (including volume of gas and quality of gas), and the costs to connect to their pipelines. Traditionally, the major distribution of gas in the United States have purchased production from anyone who can get sufficient quantities of quality gas to their distribution pipeline. Because some of these companies have purchased coal bed methane from producing wells in the southern part of Kansas, we believe that if the gas produced from wells drilled in our targeted area meets their criteria in both quantity and quality, they will purchase our gas from us at market prices. To date, we have not entered into any purchase agreements nor have we received assurances from anyone that they will enter into such agreements with us the future.

        Presently, we cannot accurately predict the costs of transporting our gas products to these existing interstate pipelines. The cost of installing a distribution infrastructure or local gathering system will vary depending upon the distance the gas must travel from our wellhead to the compressor station and high pressure pipeline tap, and whether the gas must be treated to meet the purchasing company's quality standards. However, based on the close proximity of several major distribution pipelines to our leased properties, plus our intent to drill as close to these pipelines as practicable, we anticipate that the total cost of installing a distribution infrastructure for ten producing wells will be approximately $150,000 or $15,000 each plus a one-time expense of $50,000 to tap into the high pressure interstate pipeline.

        The prices obtained for oil and gas are dependent on numerous factors beyond our control, including domestic and foreign production rates of oil and gas, market demand and the effect of governmental regulations and incentives. We do not have any delivery commitments with respect to any oil or gas produced from any properties that we acquire. However, due to the U.S. government's recent push toward increased domestic production of energy sources, the high demand for natural gas, we do not anticipate any difficulties in selling any oil and gas that we produce, once it has been delivered to a distribution facility.

        The success of this phase of our plan of operation is dependent upon our ability to obtain additional capital to drill exploratory and test wells and also upon our successfully finding commercially producible amounts of coal bed methane gas or other hydrocarbons in the wells that we drill. We cannot assure you that we will obtain the necessary capital or that we will find commercially producible amounts of gas if our drilling operations commence.

        The timing of most of our capital expenditures is discretionary. Currently there are no material long-term commitments associated with our capital expenditure plans. Consequently, we have a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. We intend to primarily use funds raised through this offering, funds raised from private placements and internally generated cash flow, if any, to fund capital expenditures and to fund our working capital needs. The level of our capital expenditures will vary in future periods depending on energy market conditions and other related economic factors.

Liquidity and Capital Resources

        A critical component of our operating plan impacting our continued existence is the ability to obtain additional capital through additional equity and/or debt financing. We do not anticipate enough positive internal operating cash flow until such time as we can generate substantial revenues, which may take the next few years to fully realize. In the event we cannot obtain the necessary capital to pursue our strategic plan, we may have to cease or significantly curtail our operations. This would materially impact our ability to continue operations.

        Our near term cash requirements are anticipated to be offset through the receipt of funds from private placement offerings and loans obtained through private sources. Since inception, we have financed cash flow requirements through debt financing and issuance of commons stock for cash and services. As we expand operational activities, we may continue to experience net negative cash flows from operations, pending receipt of servicing or licensing fees, and will be required to obtain additional financing to fund operations through common stock offerings and bank or private party borrowings to the extent necessary to provide working capital.

        Over the next twelve months we believe that existing capital and anticipated funds from operations will not be sufficient to sustain operations and planned expansion. Consequently, we will be required to seek additional capital in the future to fund growth and expansion through additional equity or debt financing or credit facilities. Such financing may not be available, and if available it may take either the form of debt or equity. In either case, the financing could have a negative impact on our financial condition and our Stockholders.

        We anticipate incurring operating losses over the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Such risks include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks we must, among other things, implement and successfully execute our business and marketing strategy, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

        Under our current plan of operation, we are required to make certain lease payments to maintain our rights to develop and drill for oil and gas. These lease payments are material obligations to us and our lease holdings are our biggest asset. We encourage you to read the leasing activities section of this offering, which begins on page 40, to gain a better understanding of our lease obligations.

        As of March 31, 2003, we had assets of $628,146, and $157,308 in liabilities, resulting in stockholders equity of $470,838.

        On February 6, 2003, we entered into a loan agreement with Cornerstone Bank, whereby Cornerstone Bank provided us with a line of credit in the amount of $250,000, which was to expire on August 5, 2003. We pledged to Cornerstone Bank all of our assets, including, but not limited to 1,000,000 shares of our $0.001 par value common stock to be held by Cornerstone Bank as collateral until the loan was paid in full under the terms and conditions of the agreement. On July 2, 2003, we repaid the line of credit, including interest, and Cornerstone is returning the shares to us for cancellation.

        On July 2, 2003, we entered into a Secured Promissory Note Agreement with CPA Directed Investments, whereby CPA loaned us $400,000. The interest rate on the loan is 10% per annum. Proceeds from the loan were used to repay the Cornerstone line of credit and for general working capital. As collateral for the loan we issued CPA 1,000,000 shares of our $0.001 par value common stock to be held until the loan is paid in full under the terms and conditions of the agreement. Pursuant to the agreement, upon the occurrence and during a continuance of default, all remaining amounts of the loan shall, at the option of CPA, become immediately due and payable, and CPA may exercise at any time any rights and remedies available to it under applicable law of the State of Nevada. The loan is due and payable upon the earlier of:

      180 days from the date of the agreement; or
      Within 30 days from closing this offering.

MATERIAL CHANGES IN RESULTS OF OPERATIONS

Asset Purchase Agreement

        On August 19, 2002, we executed an Asset Purchase Agreement with Petrol Energy, Inc., whereby we issued 10,918,300 shares of our restricted common stock in exchange for certain assets and liabilities of Petrol Energy. The assets that were acquired included approximately 289 oil and gas mineral leases.

DESCRIPTION OF PROPERTY

        We currently maintain an executive office at 2300 Patrick Lane, Suite 26, Las Vegas, NV 89119 from Branagan & Associates. The office is provided to us free of charge on a month-to-month basis. Paul Branagan, our president, is also president of Branagan & Associates.

        We also lease approximately 2,500 square feet of space in Waverly, Kansas, where our field and leasing offices are located. The lease expires on January 24, 2004 and we pay monthly rent of $300.

        We do not believe that we will need to obtain additional office space at any time in the foreseeable future until our business plan is more fully implemented.

Operational Area

        As an oil and gas exploration and development company, our primary objective is the development of CBM gas production projects. We identified CBM early on as an area in the oil and gas industry that was gaining recognition as a viable source of natural gas and was experiencing above average growth. We expect to focus our investment efforts in working interests in natural gas well development projects located within known or highly-likely gas-bearing coalbed methane formations in southeastern Kansas starting within our roughly 87,913 acres of CBM leases acquired from Petrol Energy.

        The Western Interior Coal Region includes three basins in the central United States that contain gas bearing coal deposits of similar area and rank. They are the Arkoma, Forest City and Cherokee Basins. Together these three basins stretch from western Arkansas and Central Oklahoma northward through eastern Kansas and western Missouri into central Iowa. Our primary interests lie within areas overlaying the Cherokee and Forest City Basin which are defined geographically as the area bounded to the north by Bourbon Arch, to the east and southeast by Ozark Dome, and to the west by the Nemaha uplift, encompassing northern Oklahoma, southeastern Kansas, and southwestern Missouri.

        The Cherokee Basin formation contains Pennsylvanian age coal beds which are believed to be relatively contiguous throughout the entire basin. Coal found throughout the basin is generally of the same age and type and therefore theoretically should contain similar quantities and quality of gas. Historically, the majority of coal bed methane gas production in Kansas has been south of our targeted area, including production in Labette, Wilson, Neosho and Cherokee Counties, Kansas, where coal seams and black shale averaging four feet in thickness have been reported and initial water production generally has been less than 50 barrels per day, eventually dropping to below 10 barrels per day. Although currently there are no coal bed methane wells producing in our targeted area, drilling logs from oil exploration in and surrounding our targeted area typically confirm the uniformity of the coal beds, indicating coal seams similar to those found in the south of the targeted area. Additionally, a small number of coal bed methane gas wells are producing in Woodson County, Kansas (the southern adjacent county to Coffey County,) and Anderson County, Kansas (the eastern adjacent county to Coffey in which we have acquired leases).

Leasing Activities

         In addition to the mineral leases acquired from Petrol Energy we also accepted responsibility for an office lease held by Eastman Energy. Located in Waverly, Kansas a small rural community on the northeast corner of Coffey County this office provides us a base for our field operations as well as a local mineral leasing office. We subsequently renewed the office lease for a one-year period expiring January 23, 2004 at a monthly rental rate of $300.

        As of December 31, 2002 we have about 289 signed lease agreements totaling approximately 87,913 acres. These leases are scattered throughout Coffey County, Kansas and the adjacent counties of Anderson, Osage and Lyon. The majority of these mineral leases cover a large section of Coffey County while the remaining leases cover smaller portions of Anderson, Osage and Lyon counties. In the event that we are successful in the development phase of our plan and we find commercially producible gas or oil, we intend to lease additional available mineral rights to the extent that we believe such land will further our exploration and development activities.

        All of the mineral leases that we have executed grant us the exclusive right to explore for and develop oil, gas and other hydrocarbons and minerals that may be produced from wells drilled on the leased property. Each lease also grants us rights of way to easements for laying pipelines and servicing or drilling other wells in the vicinity of the leased property.

        Our lease agreements vary both in term and price per acre. Some of our leases are for 2 year periods at $2/acre with extensions for 3 additional years, others are for 3 year periods at $3/acre with extensions for 3 additional years, others are for 5 years at $1/acre with extensions for 3 additional years, while others are for 5 years at $10/acre with extensions for 3 additional years.

        In general leases are payable on the one year signing anniversary of the lease agreement. Regardless of whether or not we are producing oil and gas from a leased property or acres pooled therewith, on the one-year anniversary of each lease we will be required to pay the lessor their net agreed upon mineral acreage fee. If we fail to make such payment, the lease will terminate 30 days thereafter. We have agreed to pay each lessor a royalty equal to 12.5% of any oil, gas or other minerals that may be produced from wells drilled on the leased property. In the event of a shut-in well capable of producing oil or gas, we have agreed to pay the lessor a royalty per net mineral acre. All our lease agreements allow us to hold the lease with production.

        Pursuant to the lease payment terms described above we will be obligated to make the following one-year anniversary payments beginning in January 2003.
Due Date	# of Gross Mineral Acres	Payment Due or (Paid)
Jan 2003	2,314	$(4,429)
Feb 2003	13,837	$(138,370)
March 2003	17,093	$(170,930)
April 2003	4,083	$(34,148)
> Jan 2004	157	$1,570
TOTAL:	37,484	$1,570

        The lease payments for our remaining leased acreage which is approximately 50,400 acres had already been paid as of December 31, 2002.

        Under our leases we have the right to pool or unitize the leased property with other land owned or leased by us in the immediate vicinity for the production of oil or gas. With respect to shallow gas and associated hydrocarbons produced in conjunction therewith, we have the right to pool or unitize the leased properties into a development pool of a maximum of 3,000 acres if we have drilled at least 2 wells within the pooled unit no later than 1 year after the expiration of the primary term of the lease.

        We have agreed to indemnify each lessor against any and all liabilities arising out of our operations on the leased property, including environmental liabilities. We also have agreed to pay each lessor liquidated damages for any leased property that is damaged as a result of our operations on such leased property. Additionally, we have agreed to pay each lessor for any damages caused by us to any crops growing on the leased property. Following the completion of our operations on a leased property, we are obligated to restore the well site to its original condition and land contour, to the extent possible.

        All of the oil and gas property that we have leased to date is considered "undeveloped acreage" which the Securities and Exchange Commission defines as "lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves."

        We have rights to 100% of the working interest in approximately 87,913 gross undeveloped acres (100% of each leased acre) in southeast Kansas. A "working interest" is the operating interest that gives us, as the operator, the right to drill, produce and conduct operating activities on the property and a share of production. A "net acre" (or net well) is deemed to exist when the sum of the fractional working interest owned in gross acres or gross wells equals one. The number of net acres or net wells is then expressed as a whole number and fractions thereof. A "gross acre" (or gross well) is the total acres or wells, as the case may be, in which a working interest is owned. Our gross acreage is equivalent to the net acreage.

        Before we commit substantial resources, including obtaining necessary permits and preparing for drilling on any particular leased property, we complete our due diligence process on our leased property, including obtaining a title or title insurance to confirm our rights to any oil, gas or other minerals produced pursuant to our lease. It is difficult to determine what our final interest in any oil, gas or other mineral that we produce will be until we have negotiated with the third parties that we may hire to perform drilling, completion and operating activities on our wells.

        Substantially all of our capital expenditures have been associated with the acquisition of oil and gas mineral leases. Our strategy is to continue to expand our lease base principally through acquisitions of additional mineral leases. As a result, it is likely that capital expenditures will exceed cash provided by operating activities in years where significant growth occurs in our oil and gas reserve base. In such cases, additional external financing will be required.

        We also intend to grow through the acquisition of producing oil and gas properties, although at this time we are unable to predict the number and size of such acquisitions, if any, which will be completed. Our ability to finance oil and gas acquisitions is determined by cash flow from operations and available sources of debt and equity financing.

        We continue to research the prospects for gas well development in other geological formations. It is possible that we will invest in prospects not described here, or that little investment will be made in the prospects described here.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Paul Branagan

         Paul Branagan, our sole officer and chairman of the board, is an officer and director of Millennium Plastics Corporation, another public company, which may impact the amount of his time spent on our business matters. Mr. Branagan may have demands placed on his time, which will detract from the amount of time he is able to devote to us. Mr. Branagan intends to devote approximately 35-40 hours per week of his business time and attention to our activities as required, until such time as we have established sufficient business opportunities that will require more of his time. However, there is no assurance that Mr. Branagan would not attend to other matters prior to ours. We consent to and understand this potential conflict of interest.

NIO Fund

        On August 19, 2002, we entered into a letter of intent with NIO Fund Investment Management Limited (NIO) whereby NIO would exclusively raise funds throughout Europe and invest in Petrol. From November 5, 2002 through December 2, 2002, we issued and sold a total of 660,303 shares to NIO for a total purchase price of $330,151.25, all of which was paid in cash. In addition to the above sales to NIO, we issued NIO warrants to purchase up to $3,500,000 of additional shares of our restricted common stock in the amount of $500,000 per month for the months of March, April, May, June, August and November of 2003 and January of 2004. The price per share would be at a discount of 12.5% of the market price of Petrol shares that were being traded on any exchange or over-the-counter but not less than $0.875 per share.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        We intend to file for inclusion of our common stock on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board; however, NASD may not approve the inclusion of our common stock for trading. Prior to the effective date of this offering, our common stock was not traded.

        As of May 29, 2003 there were 43 stockholders of our common stock.

DIVIDENDS

        The payment of dividends is subject to the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements, our financial condition, and other relevant factors. We have not paid or declared any dividends upon our common stock since our inception and, by reason of our present financial status and our contemplated financial requirements, do not anticipate paying any dividends upon our common stock in the foreseeable future.

        We have never declared or paid any cash dividends. We currently do not intend to pay cash dividends in the foreseeable future on the shares of common stock. We intend to reinvest any earnings in the development and expansion of our business. Any cash dividends in the future to common stockholders will be payable when, as and if declared by our board of directors, based upon the board's assessment of:

  our financial condition;
  earnings;
  need for funds;
  capital requirements;
  prior claims of preferred stock to the extent issued and outstanding; and
  other factors, including any applicable laws.

        Therefore, it is highly unlikely that any dividends on the common stock will be paid in the foreseeable future.

EXECUTIVE COMPENSATION

        The following table sets forth the cash compensation of our sole officer, Paul Branagan since his appointment on August 21, 2002 through December 31, 2002 and our previous sole officer and director Anthony N. DeMint from January 1, 2002 through August 21, 2002.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock	Options
Paul Branagan, President, Secretary Treasurer	2002	$35,000	N/A	N/A	N/A	N/A

Loren Moll, Director	2002	$-0-	N/A	N/A	N/A	N/A

Anthony N. DeMint Prior officer & director	2002	$-0-	N/A	N/A	N/A	N/A

EXECUTIVE OFFICER/DIRECTOR OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of securities underlying options granted	Percent of total options granted to employees in fiscal year	Exercise or base price ($/Share)	Expiration Date
Paul Branagan	1,250,000	100%	$0.50 to $2.50	December 19, 2005

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND

FISCAL YEAR-END OPTION VALUES

Name	Shares acquired on exercise (#)	Value Realized ($)	Number of Securities underlying unexercised options at fiscal year-end	Value of unexercised options at fiscal year-end
Paul Branagan	-0-	-0-	1,250,000	-0-

Employment Agreement

        On December 19, 2002, Petrol and Paul Branagan entered into an employment agreement. The term of employment is three (3) years. Mr. Branagan serves as the sole officer and as a director of Petrol. Mr. Branagan shall receive a base salary of $135,000 per annum for the first year of employment, increasing to $160,000 per annum for the second and third year of his employment. In addition to the cash compensation earned by Mr. Branagan, Petrol granted Mr. Branagan an option to purchase shares of Petrol's common stock according to the following:

Number of Shares Purchasable	Price Per Share
250,000	$0.50
250,000	$1.00
250,000	$1.50
250,000	$2.00
250,000	$2.50

        The options are exercisable at any time and expire on the third anniversary of issuance or the termination of Mr. Branagan's employment agreement.

Compensation Committee

         We do not currently have a compensation committee of the board of directors. However, the board of directors intends to establish a compensation committee, which is expected to consist of three inside directors and two independent members. Until a formal committee is established our entire board of directors will review all forms of compensation provided to the executive officers, directors, consultants and employees of Petrol including stock compensation and loans.

Director Compensation and Other Arrangements

        Directors of Petrol who are not employees receive compensation of $1,000 for each meeting of the board, as well as travel expenses if required. From time to time, certain directors who are not employees may receive grants of options to purchase shares of our common stock.

Stock Option Plan and Non-Employee Directors' Plan

        The following description applies to the stock option plan which we adopted in December of 2002; 2,050,000 options have been granted as of the date of this prospectus.

        We have reserved for issuance an aggregate of 3,000,000 shares of common stock under our 2002/2003 Stock Option Plan and Non-Employee Directors' Plan. These plans are intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for our continued success and growth, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to us in the future.

Stock Option Plan

        Officers (including officers who are members of the board of directors), directors (other than members of the stock option committee to be established to administer the stock option plan and the directors' plan) and other employees and consultants and its subsidiaries (if established) will be eligible to receive options under the planned stock option plan. The committee will administer the stock option plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the stock option plan.

        Non-qualified stock options will be granted by the committee with an option price equal to the fair market value of the shares of common stock to which the non-qualified stock option relates on the date of grant. The committee may, in its discretion, determine to price the non-qualified option at a different price. In no event may the option price with respect to an incentive stock option granted under the stock option plan be less than the fair market value of such common stock to which the incentive stock option relates on the date the incentive stock option is granted.

        Each option granted under the stock option plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this plan when some awards may be exercised. In the event of a change of control (as defined in the stock option plan), the date on which all options outstanding under the stock option plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Option Grants

         The board of directors adopted our 2002/2003 stock option plan pursuant to which incentive stock options or nonstatutory stock options to purchase up to 3,000,000 shares of common stock may be granted to employees, directors and consultants. Pursuant to the plan we granted stock options as follows:

Date Granted	Exercise Price Per Share	Number of Shares

December 19, 2002
Granted	$0.50 to $2.50	1,350,000
Exercised	-	-0-
Cancelled	-	-0-

December 27, 2002
Granted	$0.50	700,000
Exercised	-	-0-
Cancelled	-	-0-

Total outstanding	$0.50 to $2.50	2,050,000

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of 19,896,993 shares of common stock, assuming:

  the maximum offering of 5,000,000 shares is achieved,
  no exercise by NIO Fund Investments Management Limited of up $1,500,000 of our common stock pursuant to warrants outstanding as of the date of this prospectus; and
  no exercise of options to purchase 2,050,000 shares of common stock outstanding as of the date of this prospectus.

        Of these shares, the 5,000,000 shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 14,896,993 shares of common stock held by our existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. As a result of the provisions of Rule 144, additional shares will be available for sale in the public market as follows:

  no restricted shares will be eligible for immediate sale on the date of this prospectus;
  the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, subject to restrictions on sales by affiliates and other vesting provisions.

        In general, under Rule 144 as currently in effect, beginning 90 days after the Effective Date, an affiliate of Petrol, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year will be entitled to sell in any 90 day period a number of shares that does not exceed the greater of:

  one percent (1%) of the then outstanding shares of our common stock; or
  the average weekly trading volume of our common stock on the OTC:BB during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC.

        Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice, and the availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of Petrol at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell these shares under Rule 144(k) without regard to the resale limitations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

        On August 20, 2002, G. Brad Beckstead CPA was dismissed as our independent accountant and we concurrently engaged the services of Weaver & Martin, LLP of Kansas City, Missouri to provide an audit of our financial statements for the year ended December 31, 2002.

        The change in accountants did not result from any dissatisfaction with the quality of professional services rendered by G. Brad Beckstead CPA, as our independent accountant. This is a change in accountants recommended by our management and approved by our board of directors.

        The audit reports issued by G. Brad Beckstead CPA, with respect to our financial statements for December 31, 2001 and December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, and were not qualified as to uncertainty, audit scope or accounting principles.

        Prior to their engagement on August 20, 2002, we did not consult with, or receive advice from, Weaver & Martin regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements.

        During the two most recent fiscal years and any subsequent interim period through August 20, 2002, there were no disagreements between us and G. Brad Beckstead CPA, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of G. Brad Beckstead CPA, would have caused him to make a reference to the subject matter of the disagreement in connection with his audit report.

FINANCIAL STATEMENTS

PETROL OIL AND GAS, INC.

(The Balance of This Page Intentionally Left Blank)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Petrol Oil & Gas, Inc.:

        We have audited the balance sheets of Petrol Oil & Gas Inc. (formerly known as Euro Technology Outfitters), as of December 31, 2002 and 2001 and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petrol Oil & Gas, Inc. at December 31, 2002 and 2001and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEAVER & MARTIN, LLC

Kansas City, Missouri

March 14, 2003

Petrol Oil & Gas, Inc.

(Formerly known as Euro Technology Outfitters)

(A Development Stage Company)

Balance Sheet

	March 31, 2003	December 31,
	(unaudited)	2002	2001
Assets
Current assets:
Cash	$ 89,098	$ 161,836	$ --

Oil and gas properties using full cost accounting:
Properties not subject to amortization	539,048	282,956	--

	628,146	444,792	--

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	121,058	109,969	--
Due to officer	36,250	25,000	--

Total current liabilities	157,308	134,969	--

Contingencies and commitments

Shareholders' equity:
Preferred stock, $.001 par, authorized 10,000,000 shares; no shares issued	--	--	--
Common stock, $.001 par, authorized 100,000,000 shares; 13,556,993, 13,151,993 and 6,476,240 issued and outstanding at March 31, 2003, December 31, 2002, and 2001	13,557	13,152	6,454
Stock for services not issued 220,000 and 215,000 shares at March 31, 2003 and December 31, 2002	125,000	107,500	--
Additional paid in capital	1,188,465	898,870	--
Deficit accumulated under the development stage	(856,184)	(709,699)	(6,454)

	470,838	309,823	--

	$ 628,146	$ 444,792	$ --

See notes to financial statements.

Petrol Oil & Gas, Inc.

(Formerly known as Euro Technology Outfitters)

(A Development Stage Company)

Statement of Operations

	Three Months Ended March 31, 2003	Year Ended December 31,		March 3, 2000 (inception) to March 31, 2003
	(unaudited)	2002	2001	(unaudited)
Revenue:	$ --	$ --	$ --	$ --

Professional and consulting fees	85,495	639,508	--	725,002
Salary	33,750	42,738	--	76,488
Travel	7,065	10,480	--	17,545
Miscellaneous expense	20,175	10,519	349	37,149

Net loss	$ (146,485)	$ (703,245)	$ (349)	$ (856,184)

Basic and diluted earnings per share	$ (0.01)	$ (0.08)	$ --	$ (0.12)

Weighted shares outstanding	13,223,882	8,338,208	6,454,360	7,210,255

See notes to financial statements.

Petrol Oil & Gas, Inc.

(Formerly known as Euro Technology Outfitters)

(A Development Stage Company)

Statement of Shareholders' Equity

	Common Stock Per Share Shares Amount			Additional Paid-in Capital	Stock For Services Not Issued	Deficit Accumulated During Development Stage	Total Shareholders' Equity (Deficit)
March 3, 2000 (inception)	$ 0.001	5,000,000	$ 5,000	$ --	$ --	$ --	$ 5,000

Net loss from inception
to December 31, 2000		--	--	--	--	(6,105)	(6,105)
Balance December 31, 2000		5,000,000	5,000	--	--	(6,105)	(1,105)

January 1, 2001 issued for debt paid
by the shareholder of company stock	0.001	1,405,000	1,405	--	--	--	1,405

April 1, 2001 issued for debt paid by
the shareholder of company stock	0.001	22,060	22	--	--	--	22

July 1, 2001 issued for debt paid by
the shareholder of company stock	0.001	13,240	13	--	--	--	13

October 1, 2001 issued for debt paid
by the shareholder of company stock	0.001	14,060	14	--	--	--	14

Net loss for the year ended
December 31, 2001		--	--	--	--	(349)	(349)
Balance December 31, 2001		6,454,360	6,454	--	--	(6,454)	--

July 1, 2002 issued for debt paid by
the shareholder of company stock	0.001	21,880	22	--	--	--	22

Stock contributed to capital by the
shareholder of company stock	0.001	(5,826,240)	(5,826)	5,826	--	--	--

Stock issued in an asset purchase	0.001	10,918,300	10,918	39,662	--	--	50,580

Stock sold	0.538	883,693	884	474,712	--	--	475,596

Stock for services not issued	0.500	--	--	--	107,500	--	107,500

Stock issued for services	0.500	700,000	700	349,300	--	--	350,000

Options issued for services
Includes $7,738 value of options for
president of the company		--	--	29,370	--	--	29,370

Net loss for the year ended
December 31, 2002		--	--	--	--	(703,245)	(703,245)
Balance December 31, 2002		13,151,993	$ 13,152	$ 898,870	$ 107,500	$ (709,699)	$ 309,823

See notes to financial statements.

Petrol Oil & Gas, Inc.

(Formerly known as Euro Technology Outfitters)

(A Development Stage Company)

Statement of Cash Flows

	Three Months Ended March 31, 2003	Year Ended December 31,		March 3, 2000 (inception) to March 31, 2003
	(unaudited)	2002	2001	(unaudited)
Operating activities:
Net loss	$ (146,485)	$ (703,245)	$ (349)	$ (856,184)
Adjustments to reconcile net income to net cash used in
operating activities
Stock and options issued for services	45,000	486,870	--	531,870
Change in assets and liabilities-
Accounts payable	11,089	20,589	--	31,678
Due to officer	11,250	25,000	(1,105)	36,250
Cash used in operating activities	(79,146)	(170,786)	(1,454)	(256,386)

Investing activities:
Additions to oil & gas property not subject to amortization	(256,092)	(142,995)	--	(399,087)
Cash used in investing activities	(256,092)	(142,995)	--	(399,087)

Financing activities:
Stock issued for debt paid by shareholder of Company stock	--	21	1,454	6,475
Stock sold	262,500	475,596	--	738,096
Cash provided from financing activities	262,500	475,617	1,454	744,571

(Decrease) Increase in cash	(72,738)	161,836	--	89,098
Beginning cash	161,836	--	--	--
Ending cash	$ 89,098	$ 161,836	$ --	$ 89,098

Supplemental cash flow information:
Interest paid	$ --	$ --	$ --	$ --

Income taxes paid	$ --	$ --	$ --	$ --

Non cash financing activities:
Stock issued for assets acquired	$ --	$ 50,580	$ --	$ 50,580

Addition to oil & gas property not subject to amortization
and accounts payable assumed in asset purchase	--	89,381	--	89,381

Stock contributed to paid in capital	--	5,826	--	5,826
Stock and options issued for services	27,500	379,370	--	406,870
Stock for services not issued	45,000	107,500	--	125,000

See notes to financial statements.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is currently a development stage enterprise reporting under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7.

The interim period statements for the period ended March 31, 2002 were not presented due to the lack of any operations.

Organization and business

On March 3, 2000 Euro Technology Outfitters (Euro) was incorporated in Nevada. Euro was a reporting public shell with no business activity. On August 19, 2002 Euro acquired, in an asset purchase agreement, land leases and accumulated expenditures and assumed liabilities from Petrol Energy, Inc. Petrol Energy, Inc. received 10,918,300 shares of Euro and transferred into Euro property leases that the Company will use for the development and exploration of oil, gas, and methane. This transaction was recorded based on one-year land lease payments totaling $50,580 made by Petrol Energy Inc. that hadn't been amortized. The par value of the Euro shares issued was $10,918 and additional paid-in capital was $39,662. Also recorded were accounts payable totaling $89,381 which represented costs relating to expenditures made by Petrol Energy on the leased properties acquired by the Company. The total asset value for this transaction was $139,961 and was recorded in the oil & gas properties using full cost accounting-properties not subject to amortization account. The transaction was recorded in this manner because the fair market value of the lease costs and payables were determined to be the fair market value of the shares that were issued.

On August 20, 2002, the Company amended its Articles of Incorporation changing its name from Euro Technology Outfitters to Petrol Oil and Gas, Inc. and increased its authorized capital stock to 100,000,000 shares of Common Stock $0.001 par value and, 10,000,000 shares of Preferred Stock $0.001 par value.

Fair value of financial instruments

The carrying amounts of cash and notes payable to an Officer approximates fair value because of the short-term natures of these items.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Loss per share

Basic and diluted loss per share was computed in accordance with Statement of Financial Accounting Standards No. 128. Basic loss per share is computed by dividing the net loss available to common shareholders (numerator) by the weighted average of common shares outstanding (denominator) during the period and excludes the potentially diluted common shares. Diluted net loss per share gives effect to all potential diluted common shares outstanding during a period. The effect of dilutive securities were not included in the calculation of diluted earnings per share because to do so would have been anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and certificates of deposit which mature within three months of the date of purchase.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs and interest, are capitalized.

All capitalized costs included in the estimated future costs to develop proved reserves, will be amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the result of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

In addition, the capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10% interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized as income.

Abandonment's of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Long-lived assets

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Stock based compensation

The Company accounts for stock issued for services by non-employees based on the fair value of the issued stock using as a price per share the most recent stock sale. The Company accounts for stock options issued for services by non-employees based on the fair value of the options as determined by the Black-Scholes pricing model. The Black-Scholes pricing model determines the fair value of options based on certain assumptions. The assumptions are the interest rates of comparable term U S Treasury obligations, the number of day the option has to expiration, the option strike price, the price, dividend yield and volatility of the company stock. In calculating the fair value of the options issued in the period ending December 31, 2002 the price used for company stock was the most recent sale of stock. A company is considered to be a public company as defined by SFAS 123 when the company files a registration statement. As a public company actual or estimated volatility rates must be used. Until the company is considered to be a public company a volatility rate of zero can be used. Petrol filed its registration statement after December 31, 2002 so a volatility rate of zero was used in the calculation of fair value for all options issued in these financial statements. Any future issues of options will have a volatility rate that is based on the actual rate experienced or an estimated rate if the stock is not trading on any exchange.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

The cost of stock and options issued for services to non-employees are charged to expense on the date an agreement to provide services is signed and the stock and options are earned. This cost can be amortized to expense over the life of an agreement to provide services if there is a quantifiable way to determine that the services are being performed ratably over the contract period. All contracts for services entered into by the Company for the period ended December 31, 2002 were charged completely to expense at the date the contracts were signed because these equity instruments were fully vested and nonforfeitable.

The Company accounts for its stock option plan in accordance with the provisions of SFAS No. 123. "Accounting for Stock Based Compensation". SFAS No 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB No. 25 and when required provide the pro forma disclosure provisions of SFAS No. 123.

The Company uses the "intrinsic value-based method" for measuring the cost of compensation expense for stock options granted to employees. This method defines the Company's cost as the excess of the option's market value at the time of the grant over the amount that the employee is required to pay.

Recent accounting pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provision for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a Guarantor's year-end. The adoption of FIN 45 by the Company during the quarter ended March 31, 2003 will not have a material impact on its current financial position and results of operations.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an Amendment of FAS No. 123." SFAS No. 148 provides additional transition guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAAS No. 123. SFAS No. 148 also requires that entities that continue to account for stock-based compensation awards using the intrinsic value method of APB No. 25 will be required to provide more prominent disclosures than currently required by SFAS 123, including disclosures in interim financial statements. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The new interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The Company will continue to account for employee stock-based compensation under APB No. 125 and related interpretations. The Company will adopt the annual disclosure requirements in its financial statements for the year ended December 31, 2003, and the interim disclosure requirements beginning in its financial statements for the quarter ended March 31, 2003.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon the ability in its endeavors to seek additional sources of capital, and in attaining future profitable operations. Management is currently initiating their business plan and in the process of raising additional capital. The accompanying financial statements do not include any adjustments that might be necessary should the company be unable to continue as a going concern.

NOTE 3 - SHAREHOLDERS' EQUITY

Common stock

The aggregate number of shares of common stock that the Company has authority to issue is 100,000,000 shares at a par value of $0.001. As of December 31, 2002, 13,151,993 shares were issued and outstanding. However, there is an additional 215,000 shares of stock for services not issued at December 31, 2002.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Preferred stock

The aggregate number of shares of preferred stock that the Company has authority to issue is 10,000,000 shares at a par value of $0.001. As of December 31, 2002, no shares of preferred stock were issued.

Stock Issuance's

At inception, the Company issued 5,000,000 shares of common stock. During the period from inception to August 19, 2002 the Company issued an additional 1,476,240 shares of common stock in exchange for liabilities paid by a shareholder. On August 21, 2002, a shareholder contributed to paid in capital 5,826,240 shares of Company stock

On August 19, 2002, the Company executed an Asset Purchase Agreement, whereby the Company issued 10,918,300 shares of its restricted common stock (See Note 1 organization and business).

On August 19, 2002, the Company entered into a letter of intent with NIO Funds Investment Management Limited (NIO) whereby NIO would exclusively raise funds throughout Europe and invest in Petrol. A fee of 2% will be charged for all funds raised and will be netted against the amount sent to Petrol. The funds raised will be used to purchase up to 750,000 restricted shares of common stock at a price of $.50 per share and an additional 250,000 shares at a price of $.75 per share. In addition, the Company granted NIO the privilege of purchasing additional shares of restricted common stock of Petrol in the amount of $500,000 per month for the months of March, April, May, June, August and November of 2003 and January of 2004. The price per share would be at a discount of 12.5% of the market price of Petrol shares that were being traded on any exchange or over-the-counter but not less than $.875 per share. There was no value assigned to the ability to invest in the Company based on the Black-Scholes pricing model. NIO raised a net capital amount of $475,596 and 883,693 shares were issued.

The Board of Directors on December 16, 2002 adopted the 2002 stock option plan for 3,000,000 shares.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

The Company entered into a land services consulting agreement on December 27, 2002 with Lawrence Kehoe, Cody Felton and Russell Frierson. The term of the agreement is for one year. Mr. Kehoe and Mr. Felton received as consideration 325,000 shares each of Company stock and 325,000 stock options allowing them to purchases shares of Company stock at a price of $.50 per share with a three year life. Mr. Frierson received 50,000 shares of Company stock and 50,000 options to purchase Company stock at a price of $.50 per share for a three year life. The value assigned to the stock issued was $350,000 and was charged to professional fee expense on the date the agreements were signed and the stock was earned. The value of the options using the Black-Scholes pricing model was $20,086 using the following assumptions:

Interest rate	1.97%
Days to expiration	1095
Strike Price	$.50
Stock price	$.50
Volatility	0%
Yield	0%

The options value was charged to professional fee expense with an offset to paid-in capital.

The Company entered into an employment agreement with Paul Branagan on August 20, 2002. The three-year agreement provided for compensation at $11,250 per month for year 1 and $13,333 per month for years 2 and 3. Recorded as a payable to Officer is $25,000, which represents the amount that hasn't been paid to Mr. Branagan as of December 31, 2002. Mr. Branagan also received 1,250,000 options. The options have a three year life and 250,000 are exercisable at $.50 per share; 250,000 are exercisable at $1.00 per share; 250,000 exercisable at $1.50 per share; 250,000 exercisable at $2.00 per share and 250,000 exercisable at $2.50 per share. The value of the options using the Black-Scholes pricing model was $7,738 which was recorded as salary and additional paid in capital. The assumptions used are as follows:

Interest rate	2.13%
Days to expiration	1095
Stock price	$.50
Strike price various	$.50 to $2.50
Volatility	0%
Yield	0%

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

The Company entered into a geologist/technical advisor consulting agreement on December 1, 2002 with William Stoeckinger. The agreement is for a one year term and Mr. Stoeckinger received 160,000 shares (subsequent to December 31, 2002) upon signing the agreement, 20,000 shares per month for twelve months, 50,000 options exercisable at $.50 per share and 50,000 options exercisable at $1.00 per share for a three year period. The value assigned to the stock for services not issued was $80,000 and was recorded as a professional fee expense. Mr. Stoeckinger also was paid $4,055 during the year. The value of the options using the Black-Scholes pricing model was $1,548 which was recorded as a professional fee expense and additional paid in capital. The assumptions used are as follows:

Interest rate	2.13%
Days to expiration	1095
Stock price	$.50
Strike price various	$.50 to $2.50
Volatility	0%
Yield	0%

The Company entered into a retainer agreement for translation and business consulting on August 20th, 2002 with Goran Blagojevic. The agreement may be terminated at any time by either party. Mr. Blagojevic received 500,000 warrants to acquire Company stock at a price of $.75 per share over a three year life. The value of the options using the Black-Scholes pricing model was zero. The assumptions used are as follows:

Interest rate	2.15%
Days to expiration	1095
Stock price	$.50
Strike price	$.75
Volatility	0%
Yield	0%

Mr. Blagojevic, on December 27, 2002 accepted 55,000 share of Company stock as payment for an outstanding invoice totaling $27,500. These shares were not issued at December 31, 2002 and the amount due was included in the account stock for services not issued. Mr. Blagojevic also received $24,991 in professional fees in the year ended December 31, 2002.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

A summary of stock options and warrants is as follows:

	Options	Warrants
Outstanding at 1/1/02	0	0
Granted	2,050,000	4,500,000
Cancelled	0	0
Exercised	0	0
Outstanding at 12/31/02	2,050,000	4,500,000

The average exercise price of the options are $1.12 and the warrants are $.86

The Company sold 350,000 shares of common stock during the quarter ended March 31, 2003 at a price of $.75 per share net of any costs associated with the sale.

Pursuant to a consulting agreement with William Stoeckinger the Company owed Mr. Stoeckinger 20,000 shares for January, February and March of 2003. The value assigned to the consulting fee was $.75 per share for a total expense of $45,000. The shares were not issued at March 31, 2003 and are recorded in the equity section as shares for services not issued.

On January 26, 2003 the Company issued 55,000 shares to Goran Blagojevic which was previously recorded as stock for services not issued. An amount totaling $55 was recorded as common stock and $27,445 was recorded as paid in capital.

On February 6, 2003, the Company entered into a loan agreement with Cornerstone Bank, whereby Cornerstone provided the Company a line of credit in the amount of $250,000. The Company pledged to Cornerstone all of its assets, including, but not limited to 1,000,000 shares of $0.001 par value common stock to be held by Cornerstone until the loan was paid in full under the terms and conditions of the agreement. The Company paid off the loan on July 2, 2003 and the shares are in the process of being returned for cancellation.

NOTE 4 - COMMITMENTS

The land leases owned by the Company have payments past due of $7,240. There is $348,177 due by December 31, 2003, and $1,570 due by December 31, 2004.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

On November 15, 2002, the Company entered into a Service and Water Disposal Agreement with two companies, whereby the Company will be provided with pumping services as well as transportation of its produced water to a disposal well. The Company will pay $10.00 per day for each well that is provided with pumping services and will pay at the rate of $60.00 per hour for water hauling and $250.00 per month for the use of the disposal well.

On January 21, 2003 the Company entered into a lease agreement for office space. The term of the agreement is one year and rent is $300 per month.

NOTE 5 - INCOME TAX

Deferred income taxes are determined based on the tax effect of items subject to differences in book and taxable income. The only deferred tax item is the operations loss carry forward of approximately $703,245 which expires in 2017.

The net deferred tax is as follows;

Non-current asset for net
loss carry forward	$ 239,000
Valuation allowance	(239,000)
Total deferred tax net	-

A reconciliation of the previous for income taxes to the stationary federal rate for continuing operations is as follows;

Statutory tax rate	34.0%
Valuation allowance	<34.0>
Effective tax rate	0.0%

NOTE 6 - RELATED PARTY TRANSACTIONS

A shareholder (sole) of the Company paid debt (bills) of the Company from inception until July 2002 and received shares of the Company valued at par value. The total shares issued including inception was 6,476,240 which represented approximately $6,476 of Company bills paid by the sole shareholder. The shareholder later contributed back to the Company 5,826,240 shares at a par value of approximately $5,826.

Included in accounts payable is an amount due the President of the Company for compensation.

Included in accounts payable is an amount due the President of the Company for compensation.

PETROL OIL AND GAS, INC.

(Formerly Euro Technology Outfitters)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 7- SUBSEQUENT EVENTS

On April 17, 2003, 100,000 shares of Company stock was sold for $75,000 ($.75 per share).

On July 2, 2003, the Company received a $400,000 loan from CPA Directed Investments. The interest rate on the loan is 10% per annum. The Company issued CPA 1,000,000 shares of common stock as collateral to be held by CPA until the loan is paid in full. Pursuant to the loan agreement, upon the occurrence and during a continuance of default, all remaining amounts of the loan shall, at the option of CPA, become immediately due and payable, and CPA may exercise at any time any rights and remedies available to it under applicable law of the State of Nevada. The loan is due and payable upon the earlier of; (i) 180 days from the date of the agreement, or (ii) within 30 days from closing of the Company's registered offering.

NOTE 8 - SUPPLEMENTAL OIL AND GAS DISCLOSURE

Oil and gas operations

The Company currently has only begun preliminary exploration and as a result has no revenue or production. Capitalized costs relating to oil and gas producing activities at December 31, 2002 totaled $282,956 and was all classified as properties not subject to amortization for unproven properties.

The total cumulative and for the year ended December 31, 2002 cost of $282,956 is classified as follows- $141,187 in cost relating to mineral interest and property (property acquisition cost) and $141,769 in cost relating to uncompleted wells, equipment and facilities (exploration cost). There was no cost allocated to wells and related equipment and facilities and support equipment and facilities used in oil and gas producing activities (development costs).

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of a common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

Dealer Prospectus

Delivery Obligation

Until October 27, 2003, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$5,000,000

Petrol Oil and Gas, Inc.

July 29, 2003

TABLE OF CONTENTS

Page

Prospectus Summary                                                                            1

Summary Financial Information                                           3

Glossary                                                                           4

Risk Factors                                                                                           7

Use of Proceeds                                                                                    18

Determination of Offering Price                                                      19

Dilution                                                                                                  19

Plan of Distribution                                                                             20

Legal Proceedings                                                                               21

Directors, Executive Officers, Promoters and Control
     Persons                                                                                             22

Security Ownership of Beneficial Owners and Management     22

Description of Securities                                                                   24

Experts and Counsel                                                                            26

Disclosure of Commission Position on Indemnification for
     Securities Act Liabilities                                                              27

Description of Business                                                                     27

Plan of Operation                                                                                 34

Description of Property                                                                      39

Certain Relationships and Related Transactions                          42

Market for Common Equity and Related Stockholder Matters   43

Dividends                                                                                               43

Executive Compensation                                                                     43

Shares Eligible for Future Sale                                                        46

Changes in and Disagreements with Accountants                       47

Financial Statements                                                                          48

Independent Auditors Report                                                           F-1

Balance Sheet                                                                                     F-2

Statement of Operations                                                                   F-3

Statement of Shareholders' Equity                                                 F-4

Statement of Cash Flows                                                                    F-5

Notes to Financial Statements                                                         F-6